SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 26, 2023

Dear Shareholders,

The Management of Braskem S.A. ("Company" or "Braskem'") hereby submits a proposal ("Proposal") in relation to the matters contained in the agenda of Braskem's Annual and Extraordinary Meeting, to be held on April 26, 2023, at 3:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission ("CVM") Resolution No. 81, of March 29, 2022 ("CVM Resolution 81"), through digital platform Webex ("Digital Platform" and "Meeting", respectively).

I. At the Annual General Meeting:

1. To examine, discuss and vote on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors' Report and Opinion, the Fiscal Council's Opinion and the Statutory Compliance and Audit Committee's Report, pertaining to the fiscal year ended on December 31, 2022

The Company's Board of Directors, in a meeting held on March 22, 2023, expressed its favorably opinion to the financial statements related to the fiscal year ended December 31, 2022, under the terms of article 26, item "V" of its Bylaws, which obtained a favorable opinion from the Fiscal Council, in a meeting held on March 22, 2023, being accompanied, also, by the Report of the Statutory Compliance and Audit Committee approved in the meeting held on March 10, 2023. The Company's Management submits to the Shareholders' appreciation the Company's financial statements related to the fiscal year ended December 31, 2022, pursuant to CVM Resolution 81, containing its explanatory notes, together with the Independent Auditors' Report and Opinion, the Fiscal Council's Opinion, and the Report of the Company's Statutory Compliance and Audit Committee.

Additionally, pursuant to article 133 of the Brazilian Corporations Law, article 10 of CVM Resolution 81, and article 27, paragraph 1 of CVM Resolution No. 80, dated March 29, 2022 ("CVM Resolution 80"), the following documents are made available for the analysis of the Shareholders:

(i) Financial Statements and explanatory notes for the fiscal year ended on December 31, 2022;

(ii) Form of Standard Financial Statements - DFP;

(iii) Independent Auditors' Report and Opinion;

(iv) Statutory Compliance and Audit Committee's Report;

(v) Fiscal Council's Report;

(vi) Statement by the Officers that they have reviewed, discussed and agreed on the opinions expressed in the Independent Auditors' Report;

(vii) Statement by the Officers that they have reviewed, discussed and agreed on the Financial Statements; and

(viii) Comments by the Company's Managers about the Company's financial situation, pursuant to item 2 of its Reference Form.

The aforementioned documents, as well as the minutes of the meetings of the Board of Directors and of the Fiscal Council that resolved on these documents, as applicable, are also available for consultation by the Shareholders at the Company's offices, located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, 120, 24º andar, Butantã, CEP 05501-050, at its website (www.braskem-ri.com.br) and at the websites of CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

The document indicated in item (viii) above is attached to this Proposal as Exhibit I.

The Management clarifies that, according to the Income Statement of the Fiscal Year contained in the Financial Statements referring to the fiscal year ended December 31, 2022, the Company calculated a loss in the amount of BRL 335,676,832.92, which after considering the effects of the amounts posted directly to the Accumulated Profits (Losses), as stated in the Statement of Net Worth of the Financial Statements referring to the fiscal year ended December 31, 2022, resulted in an absorption of the Company's Profit Reserve in the amount of BRL 417,294,241.74. Under the terms of article 189, sole paragraph of the Brazilian Corporations Law, the loss for the 2022 fiscal year will be fully absorbed by the Company's Profit Reserve.

Pursuant to Circular Letter/Annual-2023-CVM/SEP, the Company will not present the information indicated in Exhibit A of CVM Resolution 81 due to the calculation of loss in the 2022 fiscal year.

2. To examine, discuss and vote on the Management's Report and respective Managers' Accounts pertaining to the fiscal year ended on December 31, 2022

As approved by the Company's Board of Directors at a meeting held on March 22, 2023, pursuant to article 26, item "V" of its Bylaws, the Company's Management submits for the appreciation of the

Shareholders the Management Report on the corporate business and the main administrative facts of the fiscal year ended December 31, 2022 and the respective Management Accounts for the fiscal year ended December 31, 2022, which were made available to the Shareholders, pursuant to article 133 of the Brazilian Corporations Law, article 10 of CVM Resolution 81 and article 27, paragraph 1 of CVM Resolution 80, and filed with the CVM on March 22, 2023, and will be published in the newspaper "Correio da Bahia" as provided in article 124 of the Brazilian Corporations Law and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/).

3. To resolve on the election of members of the Company's Fiscal Council and respective alternates

The Company's Management proposes to resolve on the election of up to five (5) effective members and their respective alternates to the Company's Fiscal Council, for a term of office that shall last until the date of the next Annual General Meeting of the Company concerning the financial year to end on December 31, 2023, pursuant to articles 42 and 43 of its Bylaws.

The Management submits to the Shareholders the election of the following slate indicated by the shareholders Novonor S.A. – Em Recuperação Judicial and NSP Investimentos S.A. - Em Recuperação Judicial and by the shareholder Petróleo Brasileiro S.A. - Petrobras ("Petrobras"):

EFFECTIVE MEMBERS	ALTERNATES
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO
JEFERSON GUSTAVO SALERNO	EDUARDO DAMAZIO DA SILVA REZENDE
PAULO CICERO SILVA NETO	EDUARDO KISEK

The alternate member candidates listed above are attached to the respective effective members.

The information on the professional experience of the candidates nominated to form the slate is available in Exhibit II, pursuant to article 11, item I, of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form).

4. To resolve on the annual and global compensation of the managers and members of the Company's Fiscal Council pertaining to the fiscal year to be ended on December 31, 2023

The total amount proposed for the 2023 fiscal year for the annual and overall compensation of the Managers, pursuant to article 152 of the Brazilian Corporations Law, is up to BRL 84,397,905.28, including fixed and variable fees, as well as applicable benefits, net of social charges borne by the employer, as understood by the CVM Board, reflected in the guidelines of Circular/Year-2023-CVM/SEP.

Additionally, the Management proposes the amount of BRL 1,114,900.00 referring to the compensation of the members of the Fiscal Council, observing the provisions of article 162, paragraph 3, of the Brazilian Corporations Law.

Pursuant to article 13 of CVM Resolution No. 81, this Proposal contains thorough information referring to the setting of the compensation for the Managers and the Fiscal Council, pursuant to its Exhibits III and IV.

II. At the Extraordinary General Meeting:

5. Ratification, pursuant to article 23 of the Company's Bylaws, of the appointment, by the Board of Directors, of one (1) alternate member to the position of effective member of the Company's Board of Directors, in complementation of the term of office in progress, until the Company's Annual General Meeting that will resolve on the financial statements for the fiscal year ending December 31, 2023

In view of the resignation submitted by Mr. Roberto Lopes Pontes Simões, on November 25, 2022, effective as of January 1, 2023, from the position of Effective Member of the Company's Board of Directors, the Board of Directors approved, pursuant to article 23 of the Company's Bylaws, at a meeting held on January 26, 2023, the appointment of Mr. **André Amaro da Silveira**, Brazilian, engineer, bearer of identity card RG No. 1.238.071, enrolled in the CPF/ME under No. 520.609.346-72, then Alternate Member of the Chairman of the Board of Directors, to replace Mr. Roberto Lopes Pontes Simões as an effective member of Braskem's Board of Directors, for the remainder of the term of office in progress, which will end at the Annual General Meeting that will resolve on the Financial Statements for the fiscal year ending on December 31, 2023.

Under the terms of article 23 of the Company's Bylaws, in the first General Meeting held after the appointment of the Director, his/her name may be ratified or replaced by the Shareholders. Therefore, we propose the ratification of the appointment of Mr. André Amaro da Silveira as a member of the Board of Directors.

Information regarding Mr. André Amaro da Silveira's professional experience is available in Exhibit II, pursuant to Article 11, item I of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form).

The Management clarifies that, in line with the understanding of the Board of CVM in Administrative Proceedings CVM No. RJ2016/4098 and 19957.009411/2017-46, considering that this resolution refers only to the ratification of the appointment made by the Board of Directors to replace one (1) effective member of the Company's Board of Directors, who was elected in a majority election, there will be no possibility to adopt a separate election, as provided for in article 141, paragraphs 4 and 5 of the Brazilian Corporations Law.

6. Re-ratification of the amount declared as additional dividends at the Company's Annual and Extraordinary Meeting held on April 19, 2022, with the consequent adjustment in the amount of retained earnings by the Company, relative to the 2021 fiscal year, based on its capital budget for the 2022 fiscal year

On December 2, 2021, the Board of Directors approved the payment of interim dividends on the Company's net income calculated up to the third quarter of 2021, in the amount of BRL 6 billion. This payment was made on December 20, 2021. BRL 3,405,152,005.20 were distributed to the holders of common shares, BRL 2,594,544,839.34 to holders of class "A" preferred shares and BRL 303,155.46 to holders of class "B" preferred shares.

Additionally, the Company's Management proposed a distribution of additional dividends to the holders of common shares and class "A" preferred shares in the amount of BRL 1,350,000.00 referring to the 2021 fiscal year, which was approved by the Annual and Extraordinary Meeting held on April 19, 2022 ("2022 AEGM"), with the amount of BRL 766,187,593.13, corresponding to BRL 1.696348838321 per common share; and the amount of BRL 583,812,406.87, corresponding to BRL 1.696348838321 per class "A" preferred share.

The amount of additional dividends approved by the 2022 AEGM was calculated based on the Company's shareholding composition on December 31, 2021. However, between the date considered for calculation purposes and the approval of this distribution by the 2022 AEGM, there was a delivery of shares to the beneficiaries of one of the programs of the ILP 2018 Plan (Braskem S.A.'s Restricted Share Award Plan), which increased the number of outstanding shares in this period and, consequently, would impact the per share value of the dividends for common and preferred class "A" shares, which would change from BRL 1.696348838321 per share to BRL 1.695844325692 per share.

However, in order to not prejudice the decision taken by the Shareholders who deliberated considering the dividend amount per share of BRL 1.696348838321 and the fact that the increase in the total amount to be distributed is immaterial, the price per common share and class "A" share declared at the 2022 AEGM was maintained, resulting in the payment, on May 2, 2022, of the amount of BRL 1,350,401,624.16 as additional dividends, which represents an increase of BRL 401,624.16 to the amount approved at the AEGM.

As a consequence, the amount of net income calculated for the 2021 fiscal year remaining for allocation after the declaration of dividends (as proposed herein for re-ratification) suffered a decrease in the same amount of BRL 401,624.16 when compared to that approved at the 2022 AEGM, which was deducted from the amount withheld by the Company based on the capital budget approved for the 2022 fiscal year at the 2022 AEGM.

Accordingly, the Company's Management proposes the re-ratification of the additional dividends declared at 2022 AEGM, from BRL 1,350,000,000.00 to BRL 1,350,401,624.16, as per the amount actually paid to the Shareholders, on May 2, 2022, representing an increase of BRL 401,624.16 in

relation to that approved at the 2022 AEGM, with the consequent adjustment in the amount of profits retained by the Company based on the capital budget approved for the 2022 fiscal year, of BRL 643,619,006.04 to BRL 643,217,381.88.

III. Shareholders' Participation:

The Meeting will be held exclusively digitally, for which reason the Shareholder's participation can only be:

(a) via remote voting ballot ("Ballot"), and the detailed instructions regarding the documentation required for remote voting are contained in the Ballot, which can be accessed through the websites of the Company (www.braskem-ri.com.br), of CVM (www.cvm.gov.br) and of B3 (www.b3.com.br); and

(b) via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Ballot or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the Ballot shall be disregarded.

Documents required to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Meeting, that is, **by April 24, 2023**, the following documents:

(i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least eight (8) days prior to the Meeting;

(ii) if the Shareholder (a) is an individual, the Shareholder's identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii) if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund's regulation;

(iv) additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (a) the respective power of attorney, granted in

compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(v) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the required participation documents within the deadline set forth herein.

The Company explains that, exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts a of the Shareholders' representation documents to the Company's offices, as well as the certification of the authenticity of the grantor's signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder's representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company's e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Below we describe detailed information about the deadlines and procedures for participating in the Meeting:

(a) Remote Voting Ballot: the Company shall adopt the remote voting system pursuant to CVM Resolution 81, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations), or through the website https://www.itau.com.br/investmentservices/assembleia-digital/; or (iii) directly to the Company: (iii.1) physically, by sending it to the office located at Rua Lemos Monteiro, 120, 24º andar, City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) electronically, to e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, in accordance with the guidelines contained in the Ballot itself.

(b) Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date set for the Meeting to be held, that is, **by April 24, 2023**, which must also be properly accompanied by all of the Shareholder's documents for participation in the Meeting (as detailed above, in the Meeting Call Notice and in the Manual to Participate in the Meeting), **noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Resolution 81**.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above, as already stated in the Manual to Participate in the Meeting.

The Shareholder that participates through the Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 47, paragraph 1, of CVM Resolution 81.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 3:00 p.m. of April 25, 2023), it shall get in touch with the Company through phone numbers +55 (11) 3576-9531 – in any event, before 12:00 p.m. of April 26, 2023, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have any problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Webex Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

* * *

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 26, 2023

2. Officers' comments

Introduction

The financial information contained in this item 2 refers to and should be read in conjunction with the consolidated financial statements for the fiscal year ending December 31, 2022 and the related accompanying notes. The information in this item 2, except when otherwise indicated, is expressed in Brazilian currency (in BRL thousands).

The consolidated financial statements for the year ending December 31, 2022 have been prepared in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards, or IFRS.

The comments from the Company's officers' are an opinion on the impacts or effects of the data presented in the financial statements regarding the Company's financial standing and aim to providing investors with information that will help them to compare the financial statements for the fiscal years ended December 31, 2022, as well as to understand the changes in the main lines of such financial statements between the analyzed periods and the main factors that explain the variations. The Company's Management cannot guarantee that the financial standing and the results achieved in the past will be reproduced in the future.

Information in this item shall be read and analyzed together with the information in the complete financial statements and their respective explanatory notes, available on the Company's website (www.braskem-ri.com.br) and on CVM's website (www.cvm.com.br).

The terms "HA" and "VA" in the columns of certain tables in item 2 in general mean "Horizontal Analysis" and "Vertical Analysis", respectively.

(a) Officers' comments on the general financial and equity conditions

The officers understand that the Company presents financial and equity conditions that are compatible with its area of operation and are enough to implement its strategic goal of meeting the needs of its Clients in the value chain of the chemical, petrochemical and plastic industry in Brazil and in the world, generating value for its shareholders.

On December 31, 2022, the Company recorded a net loss for the year attributable to shareholders[1] of BRL 335,7 million. With regard to the Company's equity conditions, on December 31, 2022, the total equity attributable to shareholders[1] of the Company was positive BRL 7,321.8 million. Thus, for the fiscal year ending December 31, 2022, the Company had a net loss for the year attributable to shareholders[1] of 4.6% of the amount of total equity attributable to shareholders[1] of the Company.

[1] It does not take into account the interest of non-controlling shareholders in controlled companies.

The Company's liquidity indicators for the last fiscal year are presented in the table below:

	Fiscal year ended on December 31, 2022
Current Liquidity (x)[(1)]	1.42
General Liquidity (x)[(2)]	1.07

(1) Current Liquidity = Current Assets / Current Liabilities.
(2) General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities).

(b) Officers' comments on the capital structure

The officers indicate, in the table below, the Company's capital structure evolution in relation to the last three fiscal years:

Capital Structure	Fiscal year ended on December 31, 2022	
	Millions of BRL	%
Net equity	6,108	7
Third-Party Capital	81,941	93

The Company seeks to diversify its sources of funding through the use of capital markets, commercial banks, development banks, credit agencies, and working capital. The Company's financial strategy remains focused on maintaining a long average debt term, with few short-term debt maturities.

(c) Officers' comments on the ability to pay financial commitments undertaken

The Company's officers believe that the levels of financial leverage and liquidity are proper for the Company to fulfill its present and future obligations and to enjoy commercial opportunities as they appear, although the Company's officers cannot guarantee that this situation will remain the same.

The Company assumed commitments (third-party funding) in the fiscal year ending December 31, 2022, in the total amount of BRL 6,418 million, without considering third-party funding by the subsidiary Braskem Idesa. The strategy of assuming commitments aims at lengthening the debt profile and reinforcing the Company's liquidity. The subsidiary Braskem Idesa did not raise funds from third parties, the total amount of commitments raised by the Company is R$ 6,418 million in the fiscal year ending December 31, 2022..

During the year, the Company sought to maintain its liquidity level high, reflecting its ability to pay via operating cash generation and the maintenance of the international revolving credit line, thus guaranteeing the coverage of its financial obligations in 60 months on December 31, 2022. This coverage period does not include the liquidity of Braskem Idesa in its obligations.

The Company's ability to pay, however, may be affected by several risk factors. In short, it is possible to say that the Company's main cash needs comprise: (i) working capital needs; (ii) payment of debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; (iv) payment of taxes; and (v) payment of dividends pertaining to the shares. In order to meet these cash needs, the Company has been traditionally relying on the cash flow derived from its operating activities and third-party capital, as described in item (b) above.

In the fiscal year ending December 31, 2022, the Company had the following ratings by the rating agencies

Standard & Poor's, Fitch Ratings and Moody's:

Agency/Year	Fiscal year ended on December 31, 2022
Fitch Ratings	BBB- Stable
Standard & Poor's	BBB- Stable
Moody's	Ba1 Stable

In December 2022 and January 2023, S&P Global Ratings and Fitch Ratings, respectively, reaffirmed Braskem's rating at 'BBB-'/'brAAA', with stable outlook. Thus, at the end of 2022, the Company remained an investment grade company by S&P Global Ratings and Fitch Ratings and above sovereign rating by all three major rating agencies.

(d) Sources of funds for working capital and capital expenditures used

The Company used as sources of funds for financing working capital and investments in non-current assets, in addition to the commitments (funding from third parties) mentioned in the previous item, its own operational cash generation, which was BRL 8,951.7 million in the fiscal year ending December 31, 2022.

- Financing for working capital: in the last fiscal year, the Company raised funds through export credit operations in the modalities of ACCs (Advance on Exchange Contracts) and PPEs (Prepayment of Exports), and through operations of receivables assignment.

- Financing of investments and other strategic projects: in the last fiscal year, direct and indirect resources were used, as well as credit insurance, from Brazilian and foreign governmental agencies, such as: BNDES (National Bank for Economic and Social Development), BNB (Banco do Nordeste do Brasil), FINEP (Financiadora de Estudos e Projetos), FDNE (Fundo de Desenvolvimento do Nordeste), NEXI (Nippon Export Investment Insurance), SACE and the Euler Hermes.

(e) Sources of funds for working capital and capital expenditures that it intends to use as a means of covering liquidity shortfalls

The officers believe they can cover occasional liquidity shortfalls of the Company with a combination of: (i) funds from the Company's operations in general; (ii) funds from financing projects, including new actions to raise money and refinancing the already-existing debt; and (iii) funds derived from the reduction of the operational cycle and consequent reduction of the need for working capital funds.

(f) Indebtedness levels and the characteristics of such debts

The Company's indebtedness profile may be summarized by the tables below, separated between Braskem's indebtedness profile without considering Braskem Idesa's debt and Braskem Idesa's indebtedness profile.

Braskem, former Braskem Idesa	Fiscal year ending December 31, 2022 (BRL million)
Short-Term Debts	**1,382**
Long-Term Debts	**34,334**
Debts in Reais	13%
Debts subject to dollar exchange variation	87%
Debts subject to other currencies exchange variation	0%

Unsecured Debts	96%
Asset-Backed Debts	4%
Debts covered by other types of guarantees	0%

Braskem Idesa	Fiscal year ending December 31, 2022 (BRL million)
Short-Term Debts	**869**
Long-Term Debts	**10,502**
Debts in Reais	0%
Debts subject to dollar exchange variation	100%
Debts subject to other currencies exchange variation	0%
Unsecured Debts	0%
Asset-Backed Debts	100%
Debts covered by other types of guarantees	0%

Braskem's agenda for debt repayment may be summarized by the chart below, separated between Braskem's schedule without considering Braskem Idesa's debt and Braskem Idesa's schedule:

Braskem, former Braskem Idesa	2023	2024	2025	2026	2027	2028	2029	2030	2031 onwards	TOTAL
	(Millions of BRL)									
Brazilian Currency	205	107	72	46	370	657	2,705	209	280	4,651
Foreign currency	1,177	2,095	556	536	1,986	6,625	184	7,900	10,007	31,065
Total	1,382	2,202	628	582	2,357	7,282	2,888	8,109	10,287	35,717

Braskem Idesa	2023	2024	2025	2026	2029	2032 onwards	Total
	(Millions of BRL)						
Brazilian Currency	-	-	-	-	-	-	-
Foreign currency	869	-	-	-	4,338	6,164	11,370
Total	869	-	-	-	4,338	6,164	11,370

i. Material loan and financing agreements

The Company's Officers describe below: (i) the main conditions, guarantees and restrictive clauses connected to the loan and financing agreements they classify as material; (ii) other long-term relationships with financial institutions; (iii) debt subordination levels; and (iv) possible restrictions imposed upon the issuer.

Fixed-Rate Bonds

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Debt Balance Principal and Interest on December 31, 2022	
				Index	Spread (% p.a.)	Payment		Amount Millions of USD	Amount Millions of BRL
Jul/11 and Jul/12	USD	750	Jul/41	Pre	7.13%	Biannually	Final	584	3,045
Feb/14 and May/14	USD	750	Feb/24	Pre	6.45%	Biannually	Final	305	1,589
Oct/17	USD	1,250	Jan/28	Pre	4.50%	Biannually	Final	1,198	6,249
Nov/19	USD	1,500	Jan/30	Pre	4.50%	Biannually	Final	1,521	7,936
Nov/19	USD	750	Jan/50	Pre	5.88%	Biannually	Final	768	4,009
Jul/20	USD	600	Jan/81	Pre	8.50% (1)	Biannually	Final	632	3,296

(1) The Subordinated Resettable Fixed Rate Notes due 2081 will accrue interest at a fixed rate of 8.50% until the first interest reset date (exclusive) from which time, and each reset period, the notes will have the coupon reset as stated in the issue documents.

Other financing

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Debt Balance Principal and Interest on December 31, 2022	
				Index	Spread (% p.a.)	Payment		Amount Millions of USD	Amount Millions of BRL
Nov/18 (1)	USD	295.0	Nov/28	LIBOR	0.90%	Biannually	Biannually	178	929
Apr/19 (2)	USD	72.3	Apr/26	LIBOR	-1.00%	Biannually	Biannually	38	197
Dec/19 (3)	USD	150.0	Dec/29	LIBOR	0.90%	Biannually	Biannually	105	550
Sep/17(4)	USD	135	Mar/27	LIBOR	1.61%	Biannually	Biannually	68	357
Jul/18 (5)	USD	206	Dec/28	LIBOR	0.65%	Biannually	Biannually	145	758
Aug/20 (6)	USD	225	Feb/31	LIBOR	1.70	Biannually	Biannually	193	1007
Aug/20	USD	15	Aug/28 to Jun/29	Fixed rate	Between 2.40% and 7.41%	Monthly	Monthly	15	80
Nov/20	USD	0.5	-	EURIBOR	4.10%	Monthly	-	0.4	2
Jan/19(7)	BRL	476	Jan/31	IPCA	6.04%	Monthly	Monthly (8)	74	387
Jun/22 (9)	USD	290	Jun/27	Term SOFR	1.79%	Biannually	Final	290	1,515
Jul/22 (10)	BRL	327.4	Jul/27	CDI	1.30%	Biannually	Final	67	349

(1) Financing with credit insurance from SACE, Italy's export credit agency. Amortization began in May/19.

(2) In order to materialize this financing, some assets from the Company's plants have been transferred to the financial institution. According to CPC 48/IFRS 15, this transfer is not characterized as a sale. Principal repayment started in Sep/19.

(3) Financing with credit insurance from SACE, Italy's export credit agency. Repayment of principal started in June/20.

(4) Credit insurance financing from Nexi, Japan's export credit agency.
(5) Financing with credit insurance from Euler Hermes, German export credit agency, in the maximum amount of USD 225 million. Of this amount, USD 19 million was not disbursed and was canceled.
(6) Credit insurance financing from Nexi, Japan's export credit agency.
(7) Financing with a commercial bank using onlending from BNDES.
(8) After the waiting period (until Jan/2021).
(9) Prepayments and credit notes for exports with different financial institutions.
(10) Credit notes for exports in Reais with a financial institution.

Agrobusiness Receivables Certificates

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on December 31, 2022	
				Index	Spread (% p.a.)	Payment		Amount Millions of USD	Amount Millions of BRL
Jan/22	BRL	139	Dec/31	IPCA	5.57%	Biannually	Yearly (1)	28	147
Jan/22	BRL	582	Dec/28	IPCA	5.54%	Biannually	Final	118	616

(1) After the waiting period (until Jan/29).

Debentures

Date of Issue/ Date of the Agreement	Series	Maturity Date	Interest		Outstanding Balance Principal Amount and Interest on December 31, 2022	
			Index	Spread (% p.a.)	Amount Millions of USD	Amount Millions of BRL
Mar/13	Single (1)	Mar/25	IPCA	6.00%	21	110
Sep/13	Single (2)	Sep/25	% of CDI	126.50%	7	35
May/22	1st	May/29	CDI	1.75%	148	771
May/22	2nd	May/2030 to 2032	CDI	2.00%	48	249
Aug/22	Single	Aug/29	CDI	1.75%	151	787
Nov/22	1st	Nov/29	CDI	1.70%	214	1,114
Nov/22	2nd	Nov/2030 to 2032	CDI	1.95%	19	97

(1) Issued by Distribuidora de Águas de Camaçari
(2) Issued by Cetrel

Braskem Idesa Financing

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on December 31, 2022	
				Index	Spread (% p.a.)	Payment		Amount Millions of USD	Amount Millions of BRL
Nov/19	USD	900	Nov/29	Pre	7.45%	Biannually	Final	908	4,691
Oct/21	USD	1,200	Feb/32	Pre	6.99%	Biannually	Final	1,230	6,353
Oct/21	USD	150	Oct/26	LIBOR	4.00%	Quarterly	Final	142	735

ii. Other long-term relations with financial institutions

In addition to the relations derived from loan and financing agreements, whose more relevant items were described in item 2.1.f(i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives:

Identification	Type	Par value		Maturity Date	Fair value, net Millions of BRL
		Millions of USD			2022
Naphtha Swaps	Commodities Derivative	34		Jun-23	16
Identification	Type	Par value	Average Strike	Maturity Date	Fair value, net Millions of BRL
		Millions of BRL	(foreign exchange BRL / USD)		2022
Dollar purchase and sale option	Puts and calls	10,054	4.73 (put) and 7.06 (call)	Jan-2023 to Aug-2024	66
Swap CDI – Dollar	Interest Rate Swap	700	-	Jan-2023 to Jan-2025	(152)
Swap IPCA - Dollar	Interest Rate Swap	742	-	Jan-2023 to Dec-2031	23

iii. Subordination level between the Company's debts

Upon a collective creditor collection, subordination between obligations registered under liabilities will be carried out in accordance with the provisions of Law No. 11,101/2005, observing the following order: (i) social and labor obligations; (ii) taxes payable; (iii) credits with security interest; (iv) financing; (v) unsecured credits; (vi) subordinated credits; and (vii) dividends and interest on net equity.

Braskem ex-Braskem Idesa Exercício social (31/12/2022) (1)						
Subordination Level	Warranty Type	Less than one year	One to three years	Three to five years	More than five years	Total
Senior	No Real Guarantee	1.031.944	2.481.784	2.789.614	24.592.617	30.895.959
Senior	With Real Guarantee Debt Service Reserve Account	179.077	234.975	116.838	750.000	1.280.890
Senior	With Real Guarantee Other Assets	55.885	111.344	32.852	78.975	279.056
Subordinada	No Real Guarantee	115.444	-	-	3.145.384	3.260.828
Total		1.382.351	2.828.103	2.939.303	28.566.976	35.716.733

Note
Amounts in R$ thousand.
(1) The balances presented above refer to the financing and debenture items (current and non-current) presented in the Company's Consolidated Financial Statements for the fiscal year ending December 31, 2022.

Braskem Idesa Fiscal Year (31/12/2022) (1)						
Subordination Level	Warranty Type	Less than one year	One to three years	Three to five years	More than five years	Total
Senior	With Real Guarantee	219.075,27	225.169,19	424.390,26	10.501.683,07	11.370.317,79
Total		219.075,27	225.169,19	424.390,26	10.501.683,07	11.370.317,79

Note
Amounts in R$ thousand.
(1) The balances presented above refer to the financing items Braskem Idesa (current and non-current) presented in the Company's Consolidated Financial Statements referring to the fiscal year ended December 31, 2022.

For credit rating purposes, the Company's debts are covered by the personal sureties, with the exception of any debts contracted with BNDES, BNB, FINEP and NEXI, which are covered by in rem and financial sureties. From a contractual point of view, with the exception of the Bond issued in July 2020, there is no subordination among debts, so that the payment of each one of them must observe the maturity date established in each contractual instrument, independently of the payment of the other debts.

	Fiscal year ending December 31, 2022 (BRL million)
Current and Non-Current Liabilities	81,941
Net Equity Attributable to Shareholders	7,322
Indebtedness Index	11.19

iv. Restrictions imposed on the Company, in particular, in relation to indebtedness limits and contracting new debts, the distribution of dividends, the disposal of assets, the issue of new securities and the disposal of corporate control.

The debts in which the Company acts as issuer or guarantor do not have restriction in relation to the limits for certain indicators connected with the indebtedness capacity and with the payment of interest. However, some of these financing agreements contain other obligations that restrict, among others, the ability of the Company and most of its subsidiaries to pledge, merger, merge, transfer or otherwise dispose of all or substantially all of their assets.

The covenanted restrictions have not resulted in the acceleration of any of the financing agreements entered into by the Company.

(g) Limits of the contracted funding and percentages already used

On December 31, 2022, all credit limits hired by the Company have been entirely used, except for the stand-by credit line in the amount of USD 1 billion, to become mature in 2026.

(h) **Material changes in each item of the financial statements**

INCOME STATEMENT

Income Statement (Millions of BRL) CONSOLIDATED	Dec-2022 (A)	VA%	Dec-2021 B)	VA%	Dec-2022 x Dec-2021 (A)/(B)
Net revenue from sales and services	96,519	100 %	105,625	100 %	-9%
Cost of the products sold	(85,161)	-88%	(73,568)	-70%	16%
Gross profit	11,359	12%	32,057	30%	-65%
Selling and distribution expenses	(2,108)	-2%	(2,056)	-2%	3%
Impairment (reversal) from trade receivables and other receivables	(38)	0%	(9)	0%	331%
General and administrative	(2,764)	-3%	(2,522)	-2%	10%
Research and development	(374)	0%	(297)	0%	26%
Equity interest income	35	0%	5	0%	646%
Other net revenues (expenses)	(1,836)	-2%	(1,135)	-1%	62%
Income before other net financial expenses and taxes	**4,272**	**4%**	**26,044**	**25%**	**-84%**
Net financial income	**(4,225)**	**-4%**	**(8,083)**	**-8%**	**-50%**
Financial expenses	(5,663)	-6%	(5,907)	-6%	-5%
Financial revenues	2,010	2%	1,827	2%	18%
Foreign exchange variation, net	(572)	-1%	(4,003)	-4%	-86%
Profit (loss) before income tax and social contribution	**47**	**0%**	**17,961**	**17%**	**-99%**
Income tax and social contribution - current and deferred taxes	(868)	-1%	(3,999)	-4%	-77%
Net profit (loss) for the period	**(820)**	**-1%**	**13,962**	**13%**	**-105%**
Attributable to					
Company Shareholders	(336)	0%	13,985	13%	-102%
Interest of Non-Controlling Shareholders in Controlled Companies	(485)	1%	(23)	0%	1,400%

The main changes in the operating results for the last fiscal year are explained below:

NET REVENUE FROM SALES AND SERVICES

Net sales and services revenues decreased BRL 9,105.9 million, or 8.6%, to BRL 96,519.3 million in 2022 from BRL 105,625.2 million in 2021, mainly due to (i) lower international market prices for PE, PP and PVC in the Brazil segment, PP in the United States and Europe and PE in the Mexico segment; (ii) the lower sales volume of main chemicals in the Brazil segment and PP in the United States and Europe; and (iii) the appreciation of the real against the U.S. dollar of 4% between the periods.

COST OF PRODUCTS SOLD AND GROSS PROFIT

Cost of goods sold increased BRL 11,592.3, or 15.8%, to BRL 85,160.5 million in 2022 from BRL 73,568.2 million in 2021, mainly explained by (i) the 21% increase in price considering the moving average of naphtha in the international market in the Brazil segment and the 15% increase in price considering the moving average of propylene in Europe, mainly influenced by the increase in oil prices in the international market; (ii) a 56% increase in the price considering the moving average of ethane in the international market in the Mexico segment due to the increase in the price of natural gas in the international market; (iii) the higher sales volume of PE in the Brazil

and Mexico segments; and (iv) the accounting effect of the realization of inventories[2] in the net amount of BRL 435 million. Thus, the consolidated gross profit in 2022 was BRL 11,358.7 million, 64.6% less than in 2021 (BRL 32,057.0 million)

SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses increased BRL 52.8 million, or 2.6%, to BRL 2,108.4 million in 2022 from BRL 2,055.6 million in 2021, mainly due to higher warehousing and logistics expenses in the Brazil segment.

IMPAIRMENT FROM TRADE RECEIVABLES AND OTHER RECEIVABLES

The impairment of trade and other receivables increased by BRL 29.5 million, or 331.1%, to an impairment expense of BRL 38.4 million in 2022 from an impairment expense of BRL 8.9 million in 2021, primarily due to a bad debt loss.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased BRL 241.9 million, or 9.6%, to BRL 2,764.0 million in 2022 from BRL 2,522.1 million in 2021, due primarily to higher expenses for consulting services, information technology services and salary agreement.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by BRL 77.9 million, or 26.3%, to BRL 374.5 million in 2022 from BRL 296.6 million in 2021, mainly explained by higher expenses with third parties to conduct market studies for the Company's new strategy for information technology projects.

EQUITY INTEREST INCOME

Equity interest income increased BRL 30.2 million, or 650.4%, amounting to profits of BRL 34.8 million in 2022, compared to a loss of BRL 4.6 million in 2021, due to the greater net profit of affiliate Refinaria de Petróleo Riograndense (RPR) and Borealis Brasil S.A.

OTHER REVENUES

Other revenues decreased BRL 1,027.2 million, or 66.9%, to BRL 507.3 million in 2022 from BRL 1,534.5 million in 2021, mainly due to the non-recognition of PIS and COFINS tax credits in 2022, which had been BRL 1,031.1 million in 2021.

OTHER EXPENSES

Other expenses, which are mainly comprised of provisions related to the geological event in Alagoas and provisions related to the remediation of possible environmental impacts, decreased BRL 325.8 million, or 12.2%, to BRL 2,343.5 million in 2022 from BRL 2,669.3 million in 2021, due to lower provisions related to the remediation of possible environmental impacts and lower fines, terminations and indemnities related to take-or-pay clauses in input contracts with national suppliers.

INCOME BEFORE OTHER NET FINANCIAL EXPENSES AND TAXES

Earnings before net financial expenses and taxes decreased by BRL 21,771.5 million, or 83.6%, to earnings of BRL 4,272.1 million in 2022, from earnings of BRL 26,043.5 million, mainly due to lower earnings before net financial expenses and taxes of all the Company's reportable segments, as a result of:

- income before net financial expenses and taxes of the Mexico segment reduced BRL 14,224.5 million,

[2] Accounting effect of the realization of inventories according to the accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

or 86.9%, amounting to BRL 2,142.1 million in 2022, compared to BRL 16,366.6 million in 2021. The Brazil segment's operating margin, defined as a percentage of income before net financial expenses and taxes divided by net sales and service revenues, decreased to 3.1% in 2022, compared to an operating margin of 23.6% in 2021, mainly due to (i) lower sales volumes of chemical principals due to lower demand and lower product availability for sale given the lower utilization rate of petrochemical plants in the period; (ii) the lower international spreads of PE, PP, and PVC in the period; (iii) the accounting effect of the realization of inventories[3] in the net amount of BRL 352 million due to higher production costs, mainly, of naphtha acquired in previous periods; and (iv) the appreciation of the real against the dollar of 4% between the periods;

- income before net financial expenses and taxes for the United States and Europe segment decreased by BRL 5,480.6 million, or 67.4%, to BRL 2,653.4 million in 2022, compared to BRL 8,134.0 million in 2021. The operating margin of the United States and Europe segment, defined as a percentage of income before net financial expenses and taxes divided by net sales and service revenues, decreased to 11.3% in 2022, compared to an operating margin of 25.1% in 2021 due to (i) lower PP sales volume in the United States and Europe due to lower demand in both regions; (ii) the lower PP spread in the United States and Europe; (iii) the accounting effect of the realization of inventories[3] in the net amount of BRL 34 million due to the higher production costs of propylene acquired in previous periods; and (iv) the appreciation of the real against the dollar of 4% between the periods;
- income before net financial expenses and taxes of the Mexico segment reduced BRL 2,326.0 million, or 89.3%, amounting to BRL 279.5 million in 2022, compared to BRL 2,605.5 million in 2021. The Mexico segment's operating margin, defined as a percentage of income before net financial expenses and taxes divided by net sales and service revenues, decreased to 4.8% in 2022, compared to an operating margin of 40.0% in 2021, mainly due to (ii) lower international PE spreads; (ii) the higher prices considering the moving average of ethane and natural gas in the international market; (iii) the accounting effect of the realization of inventories[3] in the net amount of BRL 49 million due to the higher ethane production costs acquired in previous periods; and (iv) the appreciation of the real against the dollar of 4% between the periods.

FINANCIAL INCOME

Financial Expenses

Financial expenses increased BRL 244.5 million, or 4.1%, amounting to BRL 5,662.7 million in 2022, compared to BRL 5,907.2 million in 2021, mostly due to (i) amortization of transaction costs associated with pre-payments that were higher in the previous year; (ii) the lower expenses with derivatives due to the settlement of derivatives in 2021.

Financial Revenue

The financial revenues increased BRL 182.7 million, or 10%, to BRL 2,010.1 million in 2022, from BRL 1,827.4 million in 2021, mainly due to (i) the higher profitability of financial investments, due to the increase in the basic interest rates which was partially offset by the reduction of interest under tax assets; and (ii) the higher gains with derivatives and with adjustment to present value of operations with third parties in the period.

Exchange variations, net

Net exchange variation decreased BRL 3,131.7 million, or 85.7%, to an expense of BRL 572.2 million in 2022 from an expense of BRL 4,002.8 million in 2021, explained mainly by (i) the appreciation of the final real of the period against the final dollar on the average net dollar exposure of USD 3 billion; (ii) the appreciation of the final

---

[3] Accounting effect of the realization of inventories according to the accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

Mexican peso of the period against the final dollar on the average net dollar exposure of Braskem Idesa in the amount of USD 2,2 million and (iii) by the lower expense with the transition of export hedge accounting that was recorded in shareholders' equity in the amount of BRL 1,8 billion.

INCOME TAX AND SOCIAL CONTRIBUTION – CURRENT AND DEFERRED

Income tax and social contribution decreased BRL 3,131.7 million, or 78.3%, to an expense of BRL 867.7 million in 2022 from an expense of BRL 3,999.4 million in 2021, due to lower income before income tax and social contribution, which was mainly impacted by lower petrochemical spreads in the international market in all of the Company's segments in the period.

NET PROFIT (LOSS) FOR THE FISCAL YEAR

As a result of the foregoing, the Company recorded a net loss of BRL 820.4 million, or 0.8% of net revenues, in 2022, compared to a net income of BRL 13,961.6 million, or 13.2% of net revenues, in 2021, due primarily to lower petrochemical spreads in the international market in all of the Company's segments in the period.

CASH FLOW

Cash Flow Statement (BRL million) CONSOLIDATED	Dec-2022 (A)	VA%	Dec-2021 (B)	VA%	Dec-2022x Dec-2021 (A)/(B)	Dec-2021 x Dec-2020 (B)/(C)
Net cash generated from operating activities	8,952	100%	14,786	100%	39%	135%
Use of cash in investing activities	(4,947)	100%	(3,381)	100%	46%	24%
(Application) cash generation in financing activities	225	100%	(16,966)	100%	-101%	-881%
Exchange variation of cash of subsidiaries abroad	(444)		378		218%	-71%
(Decrease) increase in cash and cash equivalents	3,786		(5,182)		-174%	-173%

Cash flows generated by Operating Activities

Net cash provided by operating activities totaled BRL 8,952 million in 2022. Net cash provided by operating activities decreased by BRL 5,834.7 million in 2022, compared to 2021, due to:

- lower operating income caused by (i) lower petrochemical spreads of PE, PP and PVC in the Brazil segment, PP in the United States and Europe and PE in the Mexico segment; (ii) the lower sales volume of main chemicals in the Brazil segment and PP in the United States and Europe; (iii) the accounting effect of the realization of inventories[4] in the net amount of BRL 435 million; and (v) the appreciation of the real against the dollar by 4% between the periods
- payments related to the Geological Event of Alagoas in the amount of BRL 2,742.8 million
- the payment of interest on debt securities during the year

[4] Accounting effect of the realization of inventories according to the accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

- of the payment under the Global Agreement of BRL 317.9 million to the Brazilian Federal Government

In 2022, the effects of these factors were partially offset:

- by the change in working capital positive by BRL 4,294.8 million due mainly to (i) the lower international market price references in Accounts Receivable; (ii) the lower price references in the international market, due to the lower volume of finished product and the lower volume of raw material in transit in Inventories; and (iii) the higher volume of raw material with extended payment terms in Suppliers
- the monetization of PIS/COFINS credits amounting to BRL 790.8 million
- the lower payment of IR/CSLL and the expansion of the Fast Track solution

Cash Flows Used in Investing Activities

Net cash used in investing activities was BRL 4,947.3 million in 2022.

In 2022, investing activities involving the Company's cash on a consolidated basis were mostly: (1) acquisitions of fixed assets of BRL 4,051.7 million, in the Brazil segment, which were mainly allocated to industrial operations, including investments related to operational efficiency, HSE, productivity and modernization; (2) acquisitions of fixed assets of BRL 413.2 million in the United States and Europe segment, allocated to both industrial operations and strategic projects; and (3) acquisitions of BRL 751.5 million in Mexico for operational and strategic projects, such as the construction of the ethane import terminal.

Cash (investment) generation in financing

The (application) cash generation in financing registered BRL 225.1 million in 2022.

In 2022,

- BRL 2.9 billion related to the issuance of debentures in Brazil;
- BRL 2.43 billion related to export credit line;
- BRL 697.5 million related to the issue of agribusiness receivables certificates in Brazil;
- R$ 523 million, referring to the credit line contracted with Sumitomo as per the market announcement disclosed in the SEC on July 26, 2022

In 2022, the Company used cash to pay:

- BRL 2.3 billion, related to the full redemption of outstanding 3.500% coupon notes due 2023 and partial redemption of outstanding 6.450% coupon notes due 2024;
- BRL 1.1 billion, regarding the export prepayment line with international and national financial institutions;
- R$ 952.3 million, referring to aggregate expenses related to lease contracts;
- R$1.35 billion referring to the payment of dividends for the year ending December 31, 2021 to holders of our common shares and class A preferred shares.

Unless the board of directors deems it inconsistent with the Company's financial position and the decision of the board of directors is ratified by shareholders, payment of dividends is mandatory under Brazilian Corporations Law and the Company's bylaws and also is required under agreements with two of the Company's shareholders and, consequently, may give rise to significant cash requirements in future periods.

2.2. The officers should comment on:

(a) **Results from the Company's transactions**

(i) description of any significant revenue element

The information in this item is presented in item 2.2 (b) below.

(ii) factors with a material impact on operating results

Growth of Brazil's GDP and Domestic Demand for the Company's Products

In the fiscal year ended December 31, 2022, internal sales and exports of the Brazil segment represented 70.2% of the consolidated net revenue of all segments of the Company. Therefore, the Company's sales volume is affected by the economic situation of the country and in the other countries in which it operates. The results of operations and financial condition have been and will continue to be affected by the rate of GDP growth in Brazil, the United States, Europe, and Mexico, and by the rates of a wide range of consumer products and global growth or contraction.

The following table shows the growth rates of the Brazilian GDP and other relevant macroeconomic indexes for the periods presented:

	Fiscal year ended December 31, 2022
GDP Increase/Decrease(1)	2.9%
Inflation (IGP-M)(2)	5.5%
Inflation (IPCA)(3)	5.8%
CDI rate(4)	13.7%
Appreciation (depreciation) of Real vs. U.S. Dollar	(6.5%)
Foreign exchange rate at the end of the period rate - USD 1.00	BRL 5.2177

The following table shows the variation of the apparent domestic consumption of PE, PP and PVC in Brazil in 2022.

	2022
Brazilian apparent consumption of polyethylene	2.5%
Brazilian apparent consumption of polypropylene	(3.7%)
Brazilian apparent consumption of PVC	(14.0%)

Source: Brazilian Government and Braskem

The Brazilian GDP growth rate has fluctuated significantly and the Company's management believes it is likely that this fluctuation will persist. Management believes that the impact of economic growth in Brazil would likely positively affect the sales volume of its products in the Brazilian market, net sales and service revenues and operating results in the future. However, continued recession or low economic growth in Brazil would likely lead to a reduced volume of sales in the Brazilian market, with a negative potential effect on its operating results.

According to the IMF, despite the adverse effects of the COVID-19 pandemic on the economies of several countries in 2020 and 2021, which led to a global GDP contraction of 3% in 2020 and a growth of 6% in 2021,

world GDP is expected to have expanded by 3.2% in 2022.

Effects of Fluctuations on Exchange Rates between the Real and the U.S. Dollar

The Company's results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of real against the U.S. dollar since: (i) a substantial portion of the Company's net sales and services revenue is denominated in or linked to U.S. dollars; (ii) the costs for raw materials and certain catalysts required in its production processes, are incurred in U.S. dollars or are linked to U.S. dollars; (iii) some operating expenses and investments of other types are denominated in U.S. dollars or linked to U.S. dollars; and (iv) the Company has significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually all of the Company's sales are of petrochemical products for which there are international market prices expressed in dollars. In general, the Company's Management seeks to define prices taking into account: (1) the price of the petrochemical products in the international markets; and (2) in Brazil, the real/dollar exchange rate variations. As a result, although a significant portion of its net sales and services revenue is denominated in Reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. Dollars.

On the other hand, fluctuations of Real will also affect the cost of naphtha, ethane, propane, propene and other raw materials linked to the U.S. Dollar. The price of raw materials under all contracts with Petrobras is pegged to the dollar. The pricing formula includes a factor that adjusts the price to reflect the exchange rate of the Brazilian real against the US dollar.

Impairment of the real against the U.S. dollar generally causes an increase in production costs for products as the Company attempts to increase the prices of its products in reais (to the extent possible in light of the market conditions prevailing in Brazil at the time), which may result in a reduction in sales volumes of its products. To the extent that the Company's price increases are not sufficient to cover the increased costs for raw materials, its gross profit decreases. Conversely, appreciation of the real against the U.S. dollar generally causes a reduction in production costs of products as the Company generally lowers the prices of its products in reais, which may result in increased sales volumes of its products. In periods of high volatility in the dollar/real exchange rate, there is generally a lag between the time when the dollar appreciates or devalues and the time when the Company can effectively pass on such increases or decreases in cost in reais to its customers in Brazil. These pricing discrepancies decrease when the Real/U.S. Dollar exchange rate is less volatile.

The Company can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in reais. Those operations can include call and put options and related strategies. For example, the Company may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options have the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option's exercise date, the Company may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with the Company's financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in reais.

The Company's consolidated U.S. dollar-denominated indebtedness represented 87.0% of its outstanding indebtedness at December 31, 2022, excluding the debt related to Braskem Idesa. Including the latter, the Company's consolidated indebtedness in U.S. dollars represented 90.1% of its outstanding indebtedness as of December 31, 2022.

Therefore, when the real depreciates against the dollar: (i) interest costs on dollar-denominated debt increase in reais, negatively affecting consolidated net income from operations in reais; (ii) the value in reais of dollar-denominated debt increases, and total liabilities and debt service obligations in reais increase; and (iii) interest expense tends to increase as a result of the foreign exchange losses the Company records, mitigated by the Company's decision on May 1, 20131, October 0, 2017, February 2, 2019, May 2, 2019, November 1, 2019,

December 31, 2019, January 2, 2020 and March 31, 2020 to designate a portion of U.S. dollar-denominated liabilities as hedges of future exports.

Export sales and sales through the U.S. and Europe segment, which enable the Company to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but do not fully match them. To further mitigate its exposure to currency risk, the Company attempts, where possible, to borrow commercial financing for its working capital needs, the financing for which is generally available at a lower cost because it is linked to U.S. dollar exports.

The real/US dollar exchange rate has varied significantly over time. The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. As of December 31, 2020, the real/US dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00, as of December 31, 2021, the real/US dollar exchange rate reported by the Central Bank was R$5.5805 to US$1.00, and as of December 31, 2022, the real/US dollar exchange rate reported by the Central Bank was R$5.2177 to US$1.00. There is no guarantee that the real will not depreciate or appreciate further against the US dollar.

Effects of Brazilian Inflation

Brazilian inflation affects the Company's financial performance to the extent that it increases certain of its operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of its cost of goods sold, however, is linked to the U.S. dollar and is not substantially affected by the Brazilian inflation rate. Some of the Company's debt in reais is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted by reference to the General Market Price Index, an inflation index, so that inflation results in increases in the Company's financial expenses and debt service obligations. In addition, a significant portion of the Company's real-denominated debt bears interest at the TLP or CDI rate, which are partially adjusted for inflation.

Effect of Sales Outside Brazil on the Company's Financial Performance

The Company has significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

In the fiscal year ended December 31, 2022, 41.8% of net sales and services revenue were derived from the sale of products outside Brazil. As of December 31, 2021, 47.1% of net sales and services revenue were derived from the sale of products outside Brazil, compared to 44.7% in 2019.

For the fiscal year ended December 31, 2022, sales to customers in the Americas (outside of Brazil) represented 29.1% of our total sales, sales to customers in Europe represented 8.4% of our total sales, and sales to customers in Asia and Others represented 4.2% of our total sales.

Sales outside Brazil are important to us for diversification purposes in relation to regional supply and demand balance, macroeconomic factors and the political environment. In line with its strategy, sales outside Brazil affect the Company's financial performance by hedging its operations against risks linked to Brazil.

According to the IMF, due to the adverse effects of the pandemic COVID-19 on the economy of several countries, global GDP and GDP in the United States, Europe and Mexico declined significantly in 2020, leading to an economic contraction and recession in these countries or regions. As a result, our sales outside Brazil were adversely affected.

In 2021, the world economy continued to be affected by the adverse effects caused by the COVID-19 pandemic and in the last quarter of 2021, according to the IMF, the Omicron variant led to increased mobility restrictions and greater financial market volatility.

In 2022, the world economy continued to be affected by geopolitical uncertainties, the conflict between Russia

and Ukraine, rising inflation rates around the world, and the "zero COVID" policy implemented by China during 2022. The combination of these factors caused the reduction or suspension of production, directly affecting the market for petrochemicals and other products around the world.

Cyclical Events Affecting the Petrochemical Industry

Historically, the global petrochemical market has gone through alternating periods of limited supply, leading to rising global prices and profit margins, followed by periods of added production capacity, which puts downward pressure on utilization rates, global prices, and consequently operating margins, until demand recovers with this new level of product availability. This economic scenario is known as a petrochemical cycle.

Sales of petrochemicals and chemicals are linked to global demand and production levels (supply x demand), which can be affected by macroeconomic factors such as interest rates, oil prices, shifts to alternative products, innovation, consumer trends, regulatory and legislative oversight requirements, trade agreements, as well as disruptions, pandemics or other global events. Therefore, the Company's results are influenced not only by our activities, but also by industry and macroeconomic scenarios, over which the Company has no control and which may adversely affect the Company's operating results.
The highlight here is that sometimes new opportunities arise from externalities, such as changing consumer behavior as an example derived from COVID-19: From 2020-2022, a large portion of the population has shifted to work from home and as a consequence, demand for various segments such as packaging, healthcare, construction has increased. The Company believes that this result has resulted in a less pronounced downward movement in the petrochemical industry.

These cyclical trends in international selling prices and operational margins relating to global capacity shortfalls and additions will likely persist, mostly due to the continuing impact of four general factors:

(i) cyclical trends in business in general and in macroeconomic activities produce oscillations in the demand for petrochemicals;

(ii) during periods of reduced demand, the high fixed cost structure of the petrochemical industry often leads producers to compete aggressively on price in order to maximize capacity utilization;

(iii) Significant capacity increases, through expansion or construction of plants, can take three to four years to become operational and are therefore necessarily based on estimates of future demand; and

(iv) Since in most cases the competition for petrochemicals is focused on price, being a low cost producer is key to improving profitability. This favors producers with larger plants that maximize economies of scale, but building plants with high capacity can lead to significant increases in capacity that may outstrip current demand growth.

In the long term, the tendency is for the down cycle to soften and eventually revert to a bullish cycle again as the industry waits to make decisions about new investments, in the time that global trade rebalances, and world demand absorbs new capacity. Additionally, projects that are announced to start further in the future have a greater chance of being delayed or canceled, as the landscape may change, raw materials may become more or less advantageous, and cash cost curves may shift.

The year 2020 was marked by atypical uncertainties and volatility and impacted mainly by extraordinary external factors, such as the global spread of COVID-19, the lower global demand for fuels, impacting oil prices in the international market and the elections in the United States. Regarding the global petrochemical scenario, the dynamics observed were more positive than initially expected by external consultants in early 2020, with healthier spreads of thermoplastic resins in the international market in all regions where Braskem has production capacity. In Brazil, the sharp drop in naphtha prices in March and April, influenced by the drop in oil prices in the

international market, was not accompanied by a similar drop in resin prices due to the rapid recovery in demand in the second half of 2020, driven mainly by demand from the packaging, construction and hygiene and personal care sectors.

In 2021, the world experienced significant impacts on global supply chains. Global supply chains began to struggle with a lack of raw materials, as there was a shortage of containers available to move materials across different countries due to blockades, rail and road transport strikes around the world. These logistical restrictions led to increased freight rates, which, while helping domestic markets (and especially protecting those exposed to imports from China), also helped fuel inflation. Furthermore, in 2021, the United States was exposed to severe winter storms and hurricane seasons, which crippled several petrochemical plants in Texas. These events led to improving prices and spreading, as supplies became short for some time. In addition, in the second half of 2021, as vaccination rates improved, consumption began to accelerate, heating up consumer demand in North America.

During the first months of 2022, the global economy went from hoping for an end to the COVID-19 restrictions to fearing a world war following the conflict between Russia and Ukraine. The conflict between Russia and Ukraine caused a shock to commodity prices, with oil prices reaching $140 per barrel, given Russia's relevance as a key supplier of oil and gas. Severe trade sanctions were imposed on Russia, which also affected the global economy, especially Europe, due to its dependence on Russian oil and gas. The conflict also caused a rise in global inflation, which reached levels not seen since the 1980s. Meanwhile, China struggled significantly with COVID-19 restrictions in 2022, and its "COVID-zero" policy challenged the economy of the most important price-maker for petrochemicals. Demand began to slow in the second quarter of 2022 as central banks around the world significantly raised interest rates in an attempt to control rising inflation. The second half of 2022 saw the start of a new down cycle for the petrochemical industry as significant new capacity additions, which had been delayed since 2020, became operational, and additional capacity additions are expected in 2023 and 2024, which could lead to a further reduction in spreads for the period.

Effects of fluctuating international prices for the main raw materials (naphtha, ethane, propane, and propylene)

Fluctuations in the international market price of naphtha have significant effects on the Company's cost of goods sold and the prices it can charge its customers for its first- and second-generation products. Political instability in the Middle East or similar events that may occur, including the military conflict between Russia and Ukraine, could lead to unpredictable effects on the global economy or on the economies of the affected regions. These events have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

The price of ethane and propane in the Mont Belvieu region of Texas and Henry Hub region in the United States is used as a benchmark for the Company's raw material costs. Any future development affecting the balance between supply and demand for natural gas in the U.S. could adversely affect the price of natural gas at Mont Belvieu and Henry Hub (including ethane, propane and butane) and increase production costs or decrease the price of the Company's petrochemical products. External factors and natural disasters such as hurricanes, severe winters or industrial developments such as shale gas exploration could disrupt the supply of natural gas, thereby increasing the cost, which could materially adversely affect the Company's cost of products sold and results of operations.

The price of propylene is based on the US benchmark, and is (1) produced by three different processes: refinery

production (FCC - Fluidized Catalytic Cracking), steam cracking, and production for own use (PDH - Propane Dehydrogenation). Refineries are the main source of propylene in the United States; however, (2) refiners can use the propylene to make a few different products. Their desire to sell propylene on the open market depends on demand and the price of gasoline along with some other chemicals. For the steam cracker process, propylene is a co-product derived from the ethane, propane and butane cracking processes, whose price dynamics correlate with that of crude oil (3) and/or natural gas, explained above. The choice of steam cracker feedstock has a dramatic effect on the supply of propylene to the market, since its production volume is different for each feedstock. During the last few years, ethane has been the main feedstock, due to its lower price and the high demand for polyethylene. For the PDH process, propane prices play an important role in the price of propylene, but it mainly sets the minimum price, not the ceiling. This is because PDHs are the marginal producers of propylene. The price ceiling is determined by the ability to sell propylene products, domestically and internationally.

Effects of the fluctuation of the international prices of the products sold

Naphtha is the main raw material used in the chemical operations that are part of the Brazil Segment. Naphtha and condensate represented 34.5% of the Company's consolidated direct and indirect cost of goods sold during 2022.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending on supply and demand for oil and other refined oil products. The Company purchases naphtha under a long-term supply agreement with Petrobras and Acelen, and imports naphtha from other suppliers through a terminal in Aratú, in the State of Bahia and from the Petrobras terminal in Osório, in the State of Rio Grande do Sul. The prices the Company pays for naphtha under these agreements, in addition to the supply contract with Petrobras, are based on the market price of naphtha in the Amsterdam-Rotterdam-Antwerp (ARA) market. As a result, fluctuations in the ARA market price for naphtha have had a direct impact on the cost of the Company's first-generation products.

The Company's contracts with Petrobras and Acelen provide for naphtha prices based on ARA quotations. The volatility of this product's international market price, the real/U.S. dollar exchange rate and the level of carbon disulfide, a contaminant in the naphtha that is delivered, also influence the price of naphtha that the Company purchases from Petrobras. The Company believes that these contracts have reduced the Company's first-generation product cost exposure to fluctuations in the ARA market price of naphtha.

The international price of naphtha has fluctuated significantly in the past and the Company expects it to continue to do so in the future. Significant increases in the price of naphtha and consequently in the cost of producing the Company's products generally reduce its gross margins and operating results to the extent that it is unable to pass along these increased costs to its customers and may result in reduced sales volumes of its products. On the other hand, significant reductions in the price of naphtha and consequently in the cost of producing the Company's products generally increase its gross margins and results of operations and may result in increased sales volumes if this lower cost causes the Company to lower prices. In periods of high volatility in the U.S. dollar price of naphtha, there is generally a lag between the time the U.S. dollar price increases or decreases and the time that we are able to pass on increased costs, or required to pass on reduced costs to the Company's customers in Brazil. These price discrepancies decrease when the U.S. dollar price of naphtha is less volatile.

We do not currently hedge our exposure to changes in naphtha prices because a portion of our sales are exports payable in foreign currencies and linked to international market prices for naphtha and also because the prices of polyethylene, polypropylene and PVC sold in Brazil generally reflect changes in the international market prices of these products.

Effects of international price fluctuation on prices of products sold

In Brazil, the prices charged by the Company for many of its chemical products and thermoplastic resins in general are based on prices in the international markets. Usually the prices of the second generation products exported

from Brazil are practiced in the international spot market. In the United States and in Europe, the prices of PP commercialized on those regions are determined based on the pricing of the regional market. In Mexico, the price of PE is defined based on the prices in the Gulf Coast of the United States.

The Company negotiates monthly prices in reais of its products, primarily polyethylene, polypropylene and PVC, with its domestic customers. The Company attempts to revise its prices to reflect (1) changes in international market prices for these products, which tend to fluctuate in conjunction with naphtha prices, especially for polyethylene, and (2) the appreciation or devaluation of the real in relation to the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, the Company is sometimes unable to fully reflect these changes in its prices immediately.

The international market prices of the Company's petrochemical products have fluctuated significantly, and this movement is expected to continue. Volatility in naphtha prices and oil prices have effects on the price competitiveness of the Company's naphtha-based crackers and resins. As naphtha and ethane price trends have diverged in recent years to a greater degree than they have historically, producers of ethane products and ethane-based resins have generally experienced lower unit raw material costs than producers of these naphtha-based products. As a consequence, significant increases in the price differential between naphtha and gas, as a result of higher oil prices, increases the competitiveness of ethane products and may result in an effect on the Company's operating results to the extent that it is able to maintain its operating margins and the price increase does not reduce the pressure on the international markets.

Significant increases in the international market prices of the Company's petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales revenue and its results of operations to the extent that the Company is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of the petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales and services revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company's operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operational margins, the Company seeks to maintain a high capacity utilization rate at all of its industry units.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company's principal products for the periods presented.

	Fiscal year ended December 31, 2022
Ethene Brazil	78%
PE Brasil	80%
PP Brazil	76%
PVC Brasil	66%
PP USA and Europe	80%
PE Mexico	73%

In 2022, the average utilization rate of Brazil's petrochemical plants was mainly affected by reduced margins in the international market due to lower demand. In addition, the average utilization rate of petrochemical crackers in Brazil was affected by (i) the scheduled maintenance shutdown at the petrochemical complex in Rio Grande do Sul for 47 days and the scheduled maintenance shutdown at the PVC plant in Alagoas for 37 days, impacting

the utilization rate of the petrochemical complex in Bahia; and (ii) by the shortage of raw material at the petrochemical complexes in Rio de Janeiro and ABC, São Paulo, due to lower supply and scheduled maintenance stoppages at a supplier. In Mexico, the utilization rate was higher by 7%, explained by the expansion of the Fast Track solution for ethane imports, which reached 18,500 barrels per day on average for the year, representing a 20.4% increase over 2021 and 74% of the utilization rate of this solution.

Average polypropylene capacity utilization decreased due to a scheduled shutdown that occurred in Q2 2022 at the petrochemical complex in Rio Grande do Sul, and lower demand in the period. Average capacity utilization for PVC increased due to better industrial performance in the period. For polypropylene in the U.S. and Europe, average capacity utilization decreased due to: (i) lower demand in such regions; and (ii) minor unscheduled shutdowns at PP plants in the period. With respect to polyethylene in Mexico, the average capacity utilization increased mainly due to the higher volume of ethylene supplied by PEMEX and the ethylene imported in the period

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

SUDENE – Income Tax Reduction

Since 2015, Braskem has obtained favorable rulings in administrative proceedings and lawsuits claiming a 75% reduction in income tax on the revenues of the following industrial units: (i) PVC and chlorine-soda units, established in the state of Alagoas; and (ii) chemical, PE, PVC and chlorine-soda units, established in the city of Camaçari (BA). This benefit is valid for legal entities with projects for implementation, modernization or expansion of industrial enterprises. The use of the benefit can be made during a period of 10 years. In 2022, the operations in Brazil registered tax losses, so it was impossible to obtain a deduction for this year.

PRODESIN – ICMS Incentive

Braskem has ICMS tax incentives in the State of Alagoas, through the Integrated Development Program of the State of Alagoas, or PRODESIN, which aimed to implement and expand a plant in that state. This incentive is considered an offsetting entry to the sales tax. In 2022, the amount was BRL 87.4 million (BRL 176.3 million in 2021). As PRODESIN is considered an investment subsidy, it was allocated to the Company's tax incentive reserve, according to the Brazilian Corporations Law.

Special Regime of the Chemical Industry (REIQ) - PIS/COFINS Tax Incentive

In 2013, the Brazilian Government approved the reduction of the PIS and COFINS tax rates on the purchase of raw materials by first and second generation producers, which serve several economic sectors. The measure aimed to partially restore the competitiveness of the domestic industry, weakened by factors related to infrastructure, productivity, raw material and energy costs, and the exchange rate, which exerted pressure on the deficit in the trade balance of chemicals, which ended 2022 at a deficit of USD 68 billion, according to ABIQUIM.

At the end of 2018, the Company had a refund of 3.65% of the PIS and COFINS rate on the acquisition of petrochemical raw materials. In May 2018, the REIQ was repealed through Provisional Measure No. 836/18 with effect from September 1, 2018. However, in October 2018, the Provisional Measure was not converted into definitive legislation and, therefore, the refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw materials was maintained.

As of March 1, 2021, through Provisional Measure No. 1034/21 by the President of Brazil, the Federal Government proposed once more the extinction of REIQ as from July 1, 2021, respecting the constitutional

principle of the 90-day term for taxpayer to adapt to the new tax rate. As of June 23, 2021, the Brazilian National Congress approved the Conversion Bill No. 12/2021, arising from the approved modifications to the Provisional Measure. On July 15, 2021, the President of the Republic sanctioned the proposed text, and converted it into Law No. 14,183/2021, which provides for the gradual reduction of the REIQ, extinguishing it as of January 1, 2025.

As of December 31, 2021, the Brazilian Federal Government issued Provisional Measure No. 1,095 which once more aims at extinguishing REIQ as from April 1, 2022. As it is a Provisional Measure, it needs the approval of the Chamber and the Senate up to June 1, 2022 to maintain Law No. 14,183/2021 or to officially change its effects and convert it into Law.

Thus, in May 2022, the National Congress approved new wording for the Regime, providing for its suspension until the end of 2022, resumption in 2023, and a new gradual reduction until the end of 2027, subject to the regulation of labor and environmental conditions. In this sense, in the absence of regulation, the REIQ will not go back into effect until the Executive Branch issues the rule. In addition, Congress also approved the insertion of a provision that would grant a new 1.5% REIQ increase for investments in expansion of installed capacity between 2024 and 2027. Still, during the course of the MPV in Congress, the Brazilian Association of Chemical Industry (ABIQUIM) had an injunction granted for the application of REIQ between April and June 2022.

In June 2022, the Provisional Measure was published in the Official Gazette, converted into Law 14,374/2022. The President of the Republic vetoed the items of the REIQ increase through investment in installed capacity and the proposal to extend the Regime to the years 2025 and 2027, maintaining its suspension in 2022, but definitive exclusion in 2025, through regulation. However, in December 2022 the National Congress overrode the presidential vetoes, so, when regulated, the REIQ will be valid until 2027. In addition, the article that grants, as of 2024, an additional 1.5% of presumed credit to investments in production capacity expansion.

Period	REIQ
Up to June 2021	3.65%
Up to December 2021	2.92%
2022	2.19%
2023	1.46%
2024	0.73%
2025	0.73%
2026	0.73%
2027	0.73%
2028	Full Extinction

Currently, the Company is waiting for the regulation of REIQ by the Executive Branch to have an effect on its results. The impact of REIQ on the Company's results will be a reduction in the cost of raw material acquisitions and imports (naphtha and others) as shown in the table above, impacting its CPV

Reintegra

In December 2011, the Brazilian government implemented the "Reintegra" program, which is designed to improve the competitiveness of Brazilian manufacturers in the international markets by fully or partially returning federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased thereby increasing Brazilian demand for the Company's products. The original program ended in the end of December 2013. In August 2014, the federal government permanently reinstated Reintegra with variable rates, varying up to 5.0% of companies' export revenues, with a

tax refund rate of 0.1%. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to Decree 8,543/2015, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. As of August 28, 2017, pursuant to Decree 9,148/2017, that amended Decree 8,543/2015, the Reintegra rate increased to 2.0% effective as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the President issued a new Decree reducing the Reintegra rate to 0.1% from June 1, 2018 onward, with no deadline defined.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax incentives to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

As of January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12.0% to 4.0% on interstate sales of imported raw materials and other goods or goods with an Import Content above 40.0%. Except for some exceptions, the tax rate of 4.0% is not applicable to imported goods with no similar national goods, to goods produced in compliance with the basic production processes and to the operations that distribute gas from abroad to other States. As a result, current tax incentives offered by some Brazilian states for the import of goods in the form of discounts on ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company establishes the sale prices for the ethylene based on international market prices. The prices paid by second-generation producers for imported first-generation petrochemicals reflect, in part, transportation costs, taxes and tariffs. The Company sets prices for ethylene by-products, such as butadiene, by reference to various market factors, including prices paid by second-generation producers for imported products, which also take into account transportation costs, taxes and tariffs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. By November 2021, import tariffs on first generation petrochemical products ranged from 0% to 4%, and tariffs on polyethylene, polypropylene, and PVC resins were 14.0%. In November 2021, the Brazilian government unilaterally reduced import tariffs on almost 87% of internationally traded products by 10%. Thus, import tariffs on first generation petrochemical products now range from 0% to 3.6% and tariffs on polyethylene, polypropylene and PVC resins have been set at 12.6%. This decision will remain in effect until at least December 31, 2022.

In August 2022, the Brazilian government also enacted Foreign Trade Chamber Management Committee Resolution Nos. 369 and 381, approving a reduction in the import tax, through inclusion in the list of exceptions to the Mercosur Common External Tariff ("Letec"), referring to supply problems in the Brazilian market, for the following products of the Company: (i) ethylene and alpha-olefin copolymers with density less than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from the suspension process, from 11.2% to 4.4%; and (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%. This reduction is effective for one year beginning August 5, 2022, and during this period the Company's results in Brazil are expected to be negatively affected. Braskem has always prioritized supply to the Brazilian market and there are currently no signs of a shortage of product in this market.

Prior to this, in December 2020, the Brazilian federal government temporarily reduced to 4%, for an initial period of three months and a quota of 160,000 tons, the import tariffs levied on imports of PVC resins from countries that do not benefit from preferential import tariffs in Brazil. This reduction was subsequently extended in April 2021 for an additional three months and an additional quota of 160,000 tons. That same month, the Brazilian federal government temporarily reduced to 0% for a period of three months and applied a quota of 77,000 tons of import tariffs levied on PP resin imports.

In addition, since the 1990s, suspended PVC imports from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, which were imposed by the Brazilian Chamber of Foreign Trade (Câmara de Comércio Exterior), or CAMEX. Since 2008, suspended PVC imports from China have also been subject to antidumping duties of 21.6%. These duties had been temporarily suspended in August 2020, but were reinforced in September 2021. Suspension PVC imports from South Korea were subject to antidumping duties ranging from 0% to 18.9%, depending on the producer, between 2008 and August 2020, when they were terminated. The duties imposed on imports from the United States and Mexico are now under review in 2022 by the Brazilian federal government, which decided to extend until 2027 the application of antidumping duties on imports from the United States at an ad valorem rate reduced to 8.2%, and from Mexico at the rate of 13.6%, but with an immediate suspension of the application of antidumping duties on imports from Mexico, while the duties imposed on imports from China will expire in 2025.

In addition, in December 2010, CAMEX imposed a 10.6% anti-dumping duty on polypropylene imports from the United States, which was extended in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on polypropylene imports from South Africa, India, and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. The duties imposed on polypropylene imports from the United States were being reviewed by the Brazilian federal government, which decided to extend until 2027 the application of U.S. antidumping duties with an ad valorem rate of 10.6%, but with an immediate suspension of the application of antidumping duties. In December 2020, the Brazilian government extended the antidumping duties imposed on polypropylene imports from India, reduced the antidumping duties from South Africa to a range of 4.6% to 16%, and terminated the duties applied against South Korea. The current antidumping duties on imports from South Africa and India expire in December 2025.

In August 2022, the Brazilian government also enacted Resolutions No. 369 and 381 of the Management Committee of the Foreign Trade Chamber approving a reduction in the import tax, through inclusion in the list of exceptions to the Mercosur Common External Tariff ("Letec"), referring to supply problems in the Brazilian market, for the following products of the Company: (i) ethylene and alpha-olefin copolymers with density less than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from the suspension process, from 11.2% to 4.4%; and (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%. This reduction is effective for one year as of August 5, 2022, and during this period is expected to negatively affect the Company's results in Brazil. Braskem has always prioritized supply to the Brazilian market and there are currently no signs of product shortage in this market.

However, on March 21, 2023, Resolution GECEX No 459/2023 of the Foreign Trade Chamber ("Camex") was published, which decided to exclude these products from the LETEC as of April 1, 2023, resuming the import tax rate that had been reduced on August 4, 2022, as detailed below: (i) Copolymers of ethylene and alpha-olefin, of density less than 0.94, from 3.3% to 11.2%; (ii) PVC-S resin, obtained by suspension process from 4.4% to 11.2%; and (iii) PP "cup" resin (propylene copolymer) from 4.4% to 11.2%.

In 2022, 34.3% of Brazilian PE, PP and PVC resins were imported products, reflecting an annual decrease of 8.2% in the volume of imported resins.

Effect of Level of Indebtedness and Interest Rates

In the fiscal year ending December 31, 2022, the Company's consolidated indebtedness, net of transaction costs, was BRL 47,087.1 million (USD 9,024.5 million), including BRL 11,370.3 million (USD 2,179.2 million) related to Braskem Idesa. This level of indebtedness of the Company results in relevant financial expenses, reflected on the financial statements of the Company. These expenses are expenses with interest, with debts' foreign exchange variation in relation to the US Dollar and other currencies, foreign exchange gains or losses, among other items. In the fiscal year ended December 31, 2022, we recorded a total of BRL 4,021.1 million, of which BRL 2,973.1 million are linked to payment of interests on debts. A loss of BRL 572.2 million related to the foreign exchange variation of financial assets and liabilities was also recorded. The interest rates that the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, the Company's industry and the Brazilian economy made by potential lenders to the Company, potential purchasers of its debt securities and the rating agencies that assess the Company and its debt securities.

Effect of Taxes on The Company's Income

The Company is subject to several federal and state taxes in several jurisdictions accruing on our operations and income. The Company is subject to Brazilian federal income tax of 25% (including surcharge), which combined with Social Contributions on Net Profits of 9% totals a nominal rate of 34%, which is the standard corporate tax rate in Brazil. The Company has available certain federal tax exemptions and reductions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Northeastern region of the country. Such exemptions and reductions are granted and administrated by the Northeastern Development Secretariat (SUDENE) and have a 10-year validity term for each of the Company's plants located in the state of Bahia and Alagoas.

These exemptions represent a 75% reduction of our tax burden and, as a result, the Company is entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of: (i) the PE manufactured at one of the PE plants in the Camaçari Complex the exemption of which will be in force until 2026; and (ii) the PE manufactured at one of the plants in the Camaçari Complex and caustic soda, chlorine, ethylene dichloride (EDC) and PVC manufactured at the plants in the Camaçari Complex and Alagoas, the exemption of which will be in force until 2024. The benefit may be renewed for an equal period upon request, which must be approved by SUDENE.

A 75% income tax exemption combined with CSLL at 9%, entitles us to pay only 44.9% of the standard 34%

corporate tax rate on profits from products manufactured at these plants.

In what refers to losses, Income tax loss carryforwards available for offset in Brazil do not lapse, but, according to the current laws, their annual offset is limited to 30% of the net adjusted profit (taxable income). This same limit also affects the CSLL Negative Tax Basis.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

- Braskem Europe (Germany) - 31.09%
- Braskem America and Braskem America Finance (United States) - 24.46%
- Braskem Argentina (Argentina) - 27.00%
- Braskem Petroquímica Chile (Chile) – 35.00%
- Braskem Netherlands, Braskem Netherlands Finance, Braskem Netherlands Inc, B&TC and ER Plastics – 25.80%
- Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Proyectos Sofom, and Terminal Química Puerto México (Mexico) – 30.00%
- Braskem India Private (India) – 30.00%

The consolidated amount also includes the impact of the Universal Basis Taxation, introduced by articles 76 and 77 of Law No. 12,973 of 2014. Such law determines the positive portions of income obtained by controlled companies abroad shall be included in the IRPJ and CSLL tax basis in Brazil on an individual basis. If the controlled company has previous losses, such losses may be deducted up to the assessed profit amount, and taxpayer is thus obliged to inform the Brazilian Federal Revenue Office about the accumulated losses.

In summary, the aggregate profit obtained by subsidiaries as reported above shall be offered to IRPJ and CSLL taxation in Brazil, except for the profit obtained by controlled companies with seat in countries with which Brazil has a Treaty to avoid Double Taxation. The profit obtained by companies with seat in these countries will be taxed only upon distribution to their respective controlling companies.

In addition, the Universal Basis Taxation mechanism also allows for the use of the tax provenly paid by controlled companies abroad as tax credit, up to the limit of the tax due at the tax rate of 34% of the profits obtained by the controlled company in Brazil, with an offset exceeding this limit being prohibited. Furthermore, the legislation also allowed controlled companies in Brazil to apply a presumed tax credit at the tax rate of 9.0% on the profits obtained by controlled companies abroad which exercise industrial activities up to 2022. Braskem has been applying this mechanism to controlled companies Braskem Europe GmBH, Braskem America Inc. and Braskem Idesa SAPI.

On December 22, 2022, the federal government issued Provisional Measure 1,148 which, among other provisions, extends the use horizon of the above mentioned presumptive tax credit until 2024, along the same lines as Law 12,973/2014. The Senate has 90 days to vote on the MP and convert it into law or it will lose effectiveness, however, the MP has high chances of approval since it increases the competitiveness of Brazilian multinationals engaged in production activities abroad, because it approximates their taxation to the levels of the Organization for Economic Cooperation and Development (OECD) and G20 countries.

The Company's export sales are currently exempt from: (1) Social Integration Program - PIS; (2) Contribution to the Funding of Social Security - COFINS, a federal tax on added value; (3) Tax on Industrialized Products - IPI, a federal on added value of industrialized products; and (4) ICMS.

(b) Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services and c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company's operation income and the financial result, if applicable.

OPERATING INCOME

The Officers present below the analysis of the three last years per region where the Company operates:

BRAZIL

The spread of the main chemicals produced by Braskem increased 8.4% in 2022 compared to 2021, due to the increase in most of the prices of the main chemicals, explained by (i) the reduced supply of olefins, aromatics and fuels, which operated with inventories at low levels; (ii) the higher demand for refined products; and (iii) the increase of oil and naphtha prices in the international market.

Regarding the PE spread, in 2022, a 49.1% drop was observed compared to 2021, impacted by the 24.8% drop in US PE prices, due to (i) the normalization of supply in 2022, after the reduction in the first half of 2021 caused by the impacts of winter storm Uri on the US Gulf coast; (ii) the increase in product supply due to the entry of new PE capacity in the United States and China; (iii) lower global demand associated with rising inflation during 2022; and (iv) the high levels of inventories in the transformation chain. Besides this factor, the price of raw material increased 21.1% in 2022, due to the increase in oil prices in the international market mainly in the first half of the year, reflecting the geopolitical tensions between Russia and Ukraine.

The PP spread in 2022 fell by 44.5% versus 2021, mainly impacted by the 10.9% drop in the price of PP in Asia, due to (i) lower global demand impacted mainly by the restrictions and lockdowns in China related to the COVID cases in the region; and (ii) the increase in product supply due to the entry of new PP capacity. Additionally, the price of raw material increased 21.1% due to the increase in oil prices in the international market in the period.

The even spread of PVC in 2022 showed a 10.0% decrease compared to 2021, mainly explained by (i) lower demand, influenced by the global increase in interest rates, which impacted mainly the construction and infrastructure sector, especially in China and (ii) partially offset by the increase in caustic soda prices (+55%) due to the lower offer of the product in the international market.

The demand for resins in the Brazilian market (PE+PP+PVC) in 2022 was 5.7 million tons, presenting a reduction of 2.6% compared to 2021, mainly due to lower demand for PP and PVC as a consequence of lower consumption of durable goods and civil construction materials impacted by the increase in interest rates to control inflation in Brazil.

The utilization rate of the petrochemical plants was 77.6% in 2022, explained mainly by lower spreads in the international market due to lower demand. Additionally, the average utilization rate of the petrochemical plants in 2022 was impacted by (i) the scheduled maintenance stoppage at the petrochemical plant in Rio Grande do Sul, lasting 47 days, and the scheduled maintenance stoppage at the PVC plant in Alagoas, lasting 37 days, impacting the utilization rate of the petrochemical plant in Bahia; and (ii) by the unavailability of raw material in the petrochemical plants of Rio de Janeiro and ABC, São Paulo, due to the lower supply and scheduled maintenance stoppages of the supplier.

Resin sales in the Brazilian market totaled 3.5 million tons in 2022, in line with 2021, explained by the higher market share of resins and the increase in local demand for PE, which partially offset the drop in demand for PP

and PVC in the Brazilian market during 2022. Regarding the main chemicals, in 2022 sales in the Brazilian market totaled 2.9 million tons, 5.8% lower than the sales volume in 2021, mainly due to the lower demand and lower availability of products for sale, given the lower utilization rate of petrochemical plants in the period.

Exports of resins in 2022 were 0.8 million, in line with 2021, and exports of the main chemicals were 0.3 million, down 27% from 2021, due to lower sales volumes of (i) benzene and butadiene due to lower availability of products for export; and (ii) toluene due to lower demand in the foreign market.

The net sales and service revenues of the Brazil segment in 2022 were BRL 69,079.7 million, 0.6% lower than in 2021 (BRL 69,494.9 million), explained mainly by the appreciation of the real against the US dollar of 4% between the periods.

The cost of goods sold of the Brazil segment in 2022 totaled BRL 63,195.6 million, 28.2% higher than 2021 (BRL 49,309.6 million), mainly explained by (i) the higher price considering the moving average of the main petrochemical raw materials (naphtha, ethane and propane) in the international market, mainly influenced by the increase in oil and natural gas prices in the international market; and (ii) the accounting effect of the realization of inventories[5] in the amount of BRL 352 million due to the higher production costs, mainly, of naphtha acquired in previous periods. In 2022, the gross profit of the Brazil segment was BRL 5,884.1 million, 70.8% lower than 2021 (BRL 20,185.4 million), due to the lower PE, PP and PVC spreads in the international market in the period.

The operating income of the Brazil segment in 2022 totaled BRL 2,142.1 million, a decrease of 86.9% compared to 2021 (BRL 16,366.6 million).

UNITED STATES AND EUROPE

The PP spread in the United States ended 2022 with a decrease of 13.3% compared to 2021, due to the decrease in the price of PP in the USA, impacted by the lower North American demand for the product, associated with the increase in inflation and interest rates and the high levels of inventory in the processing chain; and (ii) the increase in product supply due to the entry of new PP capacity in the region. In addition to this factor, the price of propylene in the United States also reduced, mainly explained by the normalization of production with the increased availability in the U.S. refineries, which had been impacted by winter storm Uri in the U.S. Gulf coast in early 2021.

The PP spread in Europe in 2022 decreased by 49.5% vs. 2021, impacted by (i) the decrease in the resin price, impacted by the drop in demand as a consequence of reduced consumption, which was influenced by the international geopolitical scenario; and (ii) by the increase in the price of propylene of 14.5%, due to the increase in the price of oil in the international market, reflecting the geopolitical tensions between Russia and Ukraine throughout 2022.

PP demand in the United States in the fiscal year ending December 31, 2022 was lower by 5.6% compared to 2021, explained by (i) the impacts of high inventory levels in the manufacturing chain; (ii) economic uncertainties in the region; and (iii) the better economic performance in 2021 following the normalization of industrial activities post COVID.

PP demand in Europe in the fiscal year ending December 31, 2022 was lower by 9.2% compared to 2021, explained by (i) the lower economic performance in the region due to the increase in inflation and consequent reduction in consumption; and (ii) the high levels of inventories in the transformation chain during the period.

In the fiscal year ended December 31, 2022, the utilization rate in the United States was 79.4%, 6.2 p.p. lower than the previous year due to lower demand for PP in the region and scheduled maintenance shutdowns and short unscheduled shutdowns at PP plants in the period.

[5] Accounting effect of the realization of inventories according to the accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

In the fiscal year ending December 31, 2022, the utilization rate in Europe was 80.7%, a decrease of 10.5 p.p. due to lower demand for PP in the period and lower raw material availability throughout the year due to supplier operational problems.

In this sense, in the fiscal year ending December 31, 2022, PP sales from the United States and Europe were 5.4% lower than 2021, totaling 2.1 million tons.

Net sales and services revenue of the U.S. and Europe segment decreased 27.7% to BRL 23,421.1 million in 2022 from BRL 32,403.6 million in 2021 due to (i) lower PP sales volume in the United States and Europe; (ii) the lower international price of PP in both regions; and (iii) the appreciation of the real against the U.S. dollar of 4% between the periods.

Cost of goods sold of the United States and Europe segment decreased BRL 3,357.0 million, or 14.4%, to BRL 19,986.2 million in 2022 from BRL 23,343.2 million in 2021 due to (i) lower propylene prices in the United States; (ii) the lower sales volume in the United States and Europe; and (iii) the accounting effect of the realization of inventories[6] in the amount of BRL 34 million due to the higher production costs of propylene acquired in previous periods. Gross profit for the United States and Europe segment was BRL 3,434.9 million in 2022, 62.1% lower than 2021, due to the lower sales volume in the United States and Europe and the decrease in PP spreads in both regions in the period.

For the fiscal year ending December 31, 2022, operating income for the United States and Europe segment decreased BRL 5,480.6, or 67.4%, to BRL 2,653.4 million in 2022 from BRL 8,134.0 million in 2021.

MEXICO

The PE spread in North America in 2022 showed a decrease of 41.9% compared to 2021. The PE price reduced mainly due to (i) the normalization of supply in 2022 following the reduction in the first half of 2021 caused by the impacts of winter storm Uri on the U.S. Gulf Coast; (ii) the increase in product supply due to the entry of new PE capacity in the United States and China; (iii) lower global demand associated with rising inflation during 2022; and (iv) the high levels of inventories in the transformation chain. With respect to ethane, the increase in 2022 is mainly explained by the increase in the price of natural gas, which contains ethane in its composition, due to the increase in exports to Europe given the scenario of restricted supply in the region due to the geopolitical context of the period.

The demand for PE in Mexico in 2022 was 2.5 million tons, a 7.8% increase over 2021, which is mainly explained by the recovery of the Mexican economy over 2022, mainly in the industrial sectors.

The utilization rate of PE plants in 2022 was 72.9%, 7 p.p. higher compared to 2021, explained by the higher supply of ethane through the Fast Track solution, which on average for the year reached 18.5 thousand barrels per day, representing a 20.4% increase compared to 2021 and 74% utilization rate of this solution.

PE sales in 2022 were 20.2% higher than 2021, totaling 766.6 thousand tons, due to the greater availability of product for sale, given the higher utilization rate in the period, and the higher demand for PE in the region due to the recovery of the Mexican economy throughout 2022.

The Mexico segment's net sales and services revenue in 2022 was BRL 5,843.0 million, 10.3% lower than in 2021 (BRL 6,506.3 million), mainly due to the lower PE price in the international market and the appreciation of the real against the dollar in the period of 4%.

In 2022, the cost of goods sold of the Mexico segment was BRL 5,069.5 million, explained by (i) the higher price considering the moving average of ethane and natural gas in the international market; (ii) the higher sales volume

[6] Accounting effect of the realization of inventories according to the accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2)

of PE; and (iii) the accounting effect of the realization of inventories[7] in the amount of BRL 49 million due to the higher production costs of ethane acquired in previous periods. In the period, the segment's gross profit was BRL 764.5 million, 75.3% lower than 2021, due to the lower PE spreads in the international market in the period.

Mexico segment operating income in 2022 totaled BRL 279.5 million, 89.3% lower than operating income in 2021 (BRL 2,605.5 million).

CONSOLIDATED

Consolidated Adjusted EBITDA

In 2022, the Company's Recurring EBITDA was USD 10,570.7, billion, 65% lower than 2021, due to (i) lower international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe, and PE in Mexico; (ii) the lower sales volume of main chemicals in Brazil and PP in the United States and Europe; and (iii) the accounting effect of the realization of inventories[8] in the net amount of USD 84 million (BRL 435 million); and (iv) the appreciation of the real against the dollar in the period of 4%.

(c) Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant.

The information related to this item 2.2(c) is described in item 2.2(a) (ii) of this Reference Form.

[7] Accounting effect of the realization of inventories according to the accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2)

[8] Accounting effect of the realization of inventories according to the accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2)

2.3. The officers should comment on:

a. **changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2**

Material changes in accounting practices

In the fiscal year ended on December 31, 2022, there were no significant changes to the accounting practices.

Material effects from changes in accounting practices

There are no significant events of changes in accounting practices in the individual and consolidated financial statements for the year ending December 31, 2022.

b. **modified opinions and emphases in the auditor's report**

Comment on the independent external auditors' report on the individual and consolidated financial statements for the year ended December 31, 2022

The report of the Company's independent auditors on the financial statements for the fiscal year ended on December 31, 2022 did not contain any provisos, just as it did not contain qualifications.

2.4 - The officers should comment on the material effects that the events below have caused or are likely to cause on the issuer's financial statements and results:

(a) introduction or disposal of an operating segment

There was no introduction or disposal of an operating segment in the fiscal year ended December 31, 2022.

(b) formation, acquisition or disposal of shareholding

Between May 2022 and June 2022 Braskem Ventures, Builder Brazil and Builder USA were formed and are part of the Oxygea group, whose goal is to foster the emergence and development of new business initiatives focused on sustainability and digital transformation, through interaction with startups in the market.

In January 2022, Voqen was acquired and its operations started in September 2022. Its activities include the sale of electricity and natural gas and the provision of business intermediation, commercial advisory, and representation services in the Free Energy Contracting Environment. In July 2022, Braskem Energy Ltda., which was 100% owned by Braskem, was incorporated by Voqen.

In August 2022, Braskem Netherlands acquired a 60% stake in B&TC, which holds 100% of the shares of ER Plastics, which operates in the segment of mechanical recycling of mixed plastic waste into compression molded parts (plates for use in construction and pallets).

In 2022, the direct 5.66% stake in the subsidiary Braskem Germany was transferred to the subsidiary Braskem Netherlands through a share transfer.

In February 2023, Braskem concluded the process of acquisition of shares and subscription of new shares issued by Wise Plásticos S.A. ("Wise"), a Brazilian company in the mechanical recycling sector, acquiring a 61.1% corporate capital in Wise. In this context, Braskem disbursed the amount of approximately BRL 138 million, considering the usual adjustments for this type of transaction.

(c) extraordinary events or operations

Geologic Event - Alagoas

The Company operated, since its setting up and later as successor to the company Salgema, rock salt extraction wells in the City of Maceió, in order to provide raw material to its chlorine-soda and dichloroethane production unit. In March 2018, there was an earth tremor in certain neighborhoods of Maceió, State of Alagoas, where the wells are located, and cracks were found in buildings and public roads of the neighborhoods of Pinheiro, Bebedouro, Mutange and Bom Parto.

In May, 2019, the Brazilian Geological Service (CPRM) published a report stating that the geological phenomenon observed in the region is supposedly related to the rock salt exploration activities carried out by Braskem. Due to these occurrences, on May 9, 2019 Braskem decided to preventively stop the rock salt extraction activities and the operation of the chlorine-soda and dichloroethane plant.

Since then, the Company has employed its best efforts in the understanding of the geological phenomenon: (i) of possible surface effects and (ii) the analysis of the stability of the rock salt wells. The results are being shared with the ANM and other relevant authorities, with whom the Company maintains constant dialogues.

Braskem submitted measures to the ANM for the definitive closure of its salt extraction fronts in Maceió, with measures to shut down its wells, and on November 14, 2019 it proposed the creation of a safety area around certain wells as precautionary measures to protect the safety of people. These measures are based on a study conducted by the Geomechanics Institute of Leipzig (IFG) in Germany, an international reference in the geomechanic analysis of areas of salt extraction by dissolution, and are being carried out in coordination with the Civil Defense and other authorities.

As a result of the geological phenomenon verified, negotiations were conducted with public and regulatory authorities that resulted in the Terms of Agreement signed, the main ones being:

- Term of Agreement for Support in the Eviction of Risk Areas ("Agreement for the Compensation of Residents"), signed with the State Public Prosecutor's Office ("MPE"), State Public Defender's Office ("DPE"), Federal Public Prosecutor's Office ("MPF"), and Federal Public Defender's Office ("DPU"), judicially ratified on January 3, 2020, adjusted by its resolutions and subsequent amendments, which provided for cooperative actions for the eviction of risk areas, defined in the Map of Damage Sectorization and Priority Action Lines of the Civil Defense of Maceió ("Civil Defense Map"), updated in December 2020 (version 4), and guaranteeing the safety of people, providing for the assistance, by the Financial Compensation and Relocation Support Program ("PCF") implemented by Braskem, of the population located in the areas of the Civil Defense Map, as well as the termination of the Public Civil Action (Reparation to Residents), as detailed in note 26. 1 (i) of the financial statements as of december 31, 2022;
- Term of Agreement to Extinguish the Socio-environmental Public Civil Action and the Term of Agreement to define the measures to be adopted regarding the injunction requests of the Socio-environmental Public Civil Action, jointly "Agreement for Socio-environmental Repair", signed with MPF and intervenience of MPE on December 30, 2020, in which the Company committed, mainly, to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from the extraction of rock salt; (ii) repair, mitigate or compensate potential environmental impacts and damages arising from the extraction of rock salt in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential socio-urban impacts and damages arising from the extraction of rock salt in the Municipality of Maceió, as well as the extinguishment of the Public Civil Action (Socio-Environmental Reparation) with respect to the Company, detailed in note 26. 1 (ii) of the financial statements of December 31, 2022. Additionally, the Agreement for Socio-environmental Reparation foresees the eventual adhesion of other entities to the agreement, which depends on specific negotiations with the eventual parties.

Considering this, the Company has fully complied with the commitments made to the authorities and has been acting proactively in all dimensions to solve the issues arising from the geological phenomenon. Highlighting: (i) PCF, significant advances in assisting the authorities to vacate properties located in the risk area and to present proposals for financial compensation with a high rate of acceptance; (ii) the actions for closing and monitoring salt wells, which follow the mine closure plan approved by the ANM, aimed at stabilizing the phenomenon of subsidence related to rock salt extraction; and (iii) the carrying out of social and environmental diagnoses in the scope of the Agreement for Socio-environmental Reparation.

Based on its own and its external advisors' assessment, taking into account the short and long-term effects of the technical studies, existing information, and the best estimate of expenses for implementing the various measures related to the geological event in Alagoas, the provision recorded in December 31, 2022, presents the following movement in the period:

		Consolidado
	2022	2021
Saldo no início do exercício	**7.661.259**	**9.175.777**
Complemento de provisão	1.520.019	1.339.765
Pagamentos e reclassificações (*)	(2.742.791)	(2.928.081)
Realização do ajuste a valor presente	188.071	73.798
Saldo no final do exercício	**6.626.558**	**7.661.259**
Passivo circulante	4.247.609	4.378.071
Passivo não circulante	2.378.949	3.283.188
Total	**6.626.558**	**7.661.259**

(*) Of this amount, R$2,532,138 (2021: R$2,739,686) refer to payments made and R$210,653 (2021: R$188,395) reclassified to the group of other accounts payable.

The amounts included in the provision can be segregated between the following fronts:

a. Support in the relocation and compensation of residents, traders and owners of properties located on the Civil Defense Map (version 4) updated in December 2020, including establishments that require special measures for their relocation, such as hospitals, schools and public facilities.
This action front has a provision balance in the amount of R$2,087,142 (2021: R$3,390,849) comprising expenses related to actions such as eviction, rent assistance, transportation of removals and negotiation of individual agreements for financial compensation.
b. Actions for closure, monitoring of salt wells, environmental actions and other technical issues. Based on the results of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt extraction wells. Based on the experts' studies, the recommendation is filling with solids for 9 wells, a process expected to last about 4 years. For the remaining 26, the recommended actions are: closure by the plugging technique, which consists in promoting cavity pressurization, applied worldwide for post-operation cavities; confirmation of the natural filling status; and, for some wells, sonar monitoring.
The provisioned balance of R$1,367,269 (2021: R$1,691,032) for implementing the measures described in this item was calculated based on the existing techniques and solutions foreseen for the current conditions of the wells, including expenses with technical studies and monitoring, as well as with the environmental actions already identified. The amount of the provision may be changed in the future, according to the results of the monitoring of the wells, the progress in the implementation of the mine closure plans, any changes that may be required in the environmental plan, the monitoring of the results of the measures in progress and other possible natural changes.
The monitoring system implemented by Braskem provides for actions developed during and after well closure, focusing on safety and monitoring the stability of the region.
The Company's actions are based on technical studies by hired specialists, and the recommendations are presented to the competent authorities. The Company is implementing the actions approved by the ANM.
In June 2022, in compliance with what was established in the Agreement for Socio-environmental Reparation, Braskem delivered to the MPF the environmental diagnosis containing the assessment of potential environmental impacts and damage resulting from the activity of rock salt extraction and the environmental plan with proposals for necessary measures. As foreseen in the agreement, after a joint choice between the parties, a specialized company was defined to evaluate and monitor the execution of the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF. In February 2023, the MPF expressed its agreement with this environmental plan, incorporating the suggestions made in the second opinion report. Braskem has begun to implement the actions foreseen in the plan and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes updating the environmental diagnosis in December 2025.
c. Socio-urban measures, under the terms of the Agreement for Socio-environmental Repair signed on December 30, 2020, with the allocation of R$1,580,000 for the adoption of actions and measures in the unoccupied areas, urban mobility and social compensation actions, and which considers R$300 million for compensation for social damages and collective moral damages and for possible contingencies related to actions in the unoccupied areas and urban mobility actions. The balance of the provision, updated by the inflation index established in the agreement, is R$1,567,842 (2021: R$1,577,186).
d. Additional measures, whose balance of the provision totals R$1,604,305 (2021: R$1,002. 192), for expenses with: (i) actions related to the Technical Cooperation Instruments signed by the company; (ii) hiring external advisors to support the execution of relocation actions and compensation of families, (iii) infrastructure to assist the residents, (iv) management expenses of the geological event in Alagoas related to communication, compliance, legal, among others, (v) additional measures to support the region and maintenance of the areas, including requalification and indemnification actions intended for the Flexais region and (vi) other issues classified as present obligation for the Company, even if not formalized.

The Company's provisions are based on current estimates and assumptions and may undergo future updates arising from new facts and circumstances, including, but not limited to: changes in timing, scope and method; effectiveness of action plans; new repercussions or unfolding of the geological phenomenon, including possible revision of the Civil Defense map; possible studies indicating recommendations by experts, including the

Technical Monitoring Committee, according to the Agreement for Compensation of Residents, and other new developments on the subject.

The measures related to mine closure plans are also subject to the ANM's analysis and approval, the monitoring of the results of ongoing measures, as well as modifications related to the dynamics of the geological event.

Continuous monitoring is crucial to confirm the outcome of the current recommendations. In this sense, the well closure plans can be updated according to the need to adopt technical alternatives to stabilize the phenomenon of subsidence due to rock salt extraction. Moreover, the evaluation of the future behavior of the cavities, monitored by sonar and piezometers, may indicate the need for some additional measure for their stabilization.

The actions to repair, mitigate or compensate potential environmental impacts and damage, as provided for in the Agreement for Socio-environmental Remediation, will be defined based on the environmental diagnosis already made by a specialized and independent company. At the end of all the discussions with the authorities and regulatory agencies, according to the rite foreseen in the agreement, an action plan will be agreed upon, which will be part of the measures of a Degraded Areas Recovery Plan ("PRAD").

At the present moment, there is already the mapping of preliminary actions to treat the environmental impacts identified, but it is not yet possible to foresee the developments of the discussion of the environmental plan with the authorities, as well as possible additional costs to those already provisioned by the Company.

Additionally, the Agreement for Socio-environmental Reparation foresees the eventual adhesion of other entities, including the Municipality of Maceió.

Still within the context of understandings with authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Maceió ratified the Term of Agreement for the Implementation of Socioeconomic Measures for the Requalification of the Flexal Area ("Flexais Agreement") signed with the MPF, MPE, DPU, and the Municipality of Maceió for the adoption of requalification actions in the Flexais region, payment of compensation to the Municipality of Maceió, and indemnities to residents of this locality. The expected disbursement values for the execution of the obligations defined in the Flexais Agreement are included in the provision under the item (d) Additional Measures.

The company has advanced in the negotiations with public entities regarding other indemnity claims, deepening its knowledge about them, resulting in advances in the understanding between the parties that may result in an eventual agreement. Although future disbursements may occur as a result of these negotiations, the Company is unable to predict the results and timing for their conclusion, as well as their eventual scope and total associated expenses, in addition to those already provisioned.

It is not possible to anticipate all the new claims, of an indemnity nature or of diverse natures, that may be filed by individuals or groups, including public or private entities, that believe they have suffered impacts and/or damages in some way related to the geological phenomenon and to the evacuation of the risk areas, as well as new infraction notices or administrative sanctions of diverse natures. Braskem also faces and may face administrative proceedings and various lawsuits, including individual lawsuits filed by individuals or legal entities not covered by the PCF or that disagree with the financial compensation offered for individual settlement, new class actions and lawsuits filed by public service concessionaires, entities of the direct or indirect administration of the State, the Municipality or the Union.

Consequently, the Company cannot rule out future developments related to the geological event in Alagoas, the relocation process and actions in the unoccupied and adjacent areas, so that the costs to be incurred by Braskem may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurers closing the claim settlement of the geological event in Alagoas, its effects will be registered in the first quarter of 2023.

Leniency Agreement

In the context of allegations of undue payments under Operation Car Wash (*Operação Lava Jato*) in Brazil, the Company hired specialists in internal investigation to conduct an independent investigation of such allegations ("Investigation") and report the results thereof.

In December 2016, the Company entered into a Leniency Agreement with the Federal Public Prosecutor's Office ("MPF Agreement") and with the authorities of the United States and Switzerland ("Global Agreement"), in the amount of USD 957 million (BRL 3.1 billion at the time), which have been duly ratified. Also, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Federal General Controllership ("CGU") and the Federal Attorney General's Office ("AGU"), which Culminated in the signing of a leniency agreement with said authorities in May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Agreement, simply "Agreements"), which pertain to the same facts object of the Global Agreement and sets forth an additional disbursement of BRL 409.877 million, due to the calculations and parameters used by the CGU and the AGU. Additionally, in 2019 the Public Prosecutor's Office of the State of Bahia and the Public Prosecutor's Office of the State of Rio Grande do Sul adhered to the MPF Agreement, but there is no provision for additional payments by the Company.

The Company already paid BRL 3,070,578, distributed as shown in the table below:

Agreements entered into with:	AGU, CGU and MPF	DoJ	OAG	MPF	SEC	Total
Amounts stated in Reais thousand	877,763	296,591	407,300	1,282,464	206,460	3,070,578

(i) *U.S. Department of Justice* ("DoJ"); *Swiss Office of the Attorney General* ("OAG") e *U.S. Securities Exchange Commission* ("SEC").

As of December 31, 2022, the amount payable is R$903,140 (2021: R$1,123,296), of which R$392,486 (2021: R$353,385) is presented in current liabilities and R$510,654 (2021: R$769,911) in non-current liabilities, as a result of the MPF and CGU/AGU agreements, which will be paid in three annual installments, adjusted by the Selic variation and due by January 30, 2025. As guarantee for the payment of these falling due installments, Braskem offered property, plant and equipment in an amount corresponding to an annual installment.

Braskem's activities related to the monitoring of the CGU at Braskem were successfully completed, with no pending issues on the part of the company, with the only remaining, on the part of the CGU, the presentation of the Final Monitoring Report and the preparation of the Adjournment.

The Company is up-to-date with all of its obligations resulting from the Agreements, and continues to cooperate with public authorities of several jurisdictions.

Operations of the Subsidiary Braskem Idesa S.A. P.I. ("Braskem Idesa")

On September 27, 2021, Braskem Idesa signed the following documents:

(i) Amendment to the ethane supply agreement ("Amendment") with PEMEX; and

(ii) Agreement with Petróleos Mexicanos, PEMEX Logística and other Mexican government entities establishing administrative support measures, in particular for obtaining licenses, permits and rights of way for the project to build an ethane import terminal with capacity to meet all of Braskem Idesa's ethane feedstock needs ("Terminal Agreement").

The Amendment changed the minimum contractual volume commitment to 30,000 barrels per day by the February 2025 deadline (subject to extensions if there are delays in obtaining licenses to build the terminal). The

ethane import terminal is scheduled to start operations in the second half of 2024. The terminal project aims to complement Mexico's ethane supply by gaining access to new feedstock sources.

In addition, the Amendment established a preference right for Braskem Idesa to acquire all the ethane that PEMEX has available and does not consume in its own production process until 2045, at prices based on international references.

The necessary approvals for the Additive and the Terminal Agreement to come into effect were obtained in October 2021 and the Additive became retroactive to February 26, 2021, the date the memorandum of understanding was signed.

On June 14, 2022, Braskem Idesa entered into agreements with Advario B.V. for the sale of a 50% stake in the capital stock of Terminal Química Puerto México ("Terminal Química"), a subsidiary of Braskem Idesa responsible for the development and operation of the ethane import terminal in Mexico.

Class action

On August 25, 2020, an action was filed against Braskem and certain current and former executives of the Company at the New Jersey District Court in the United Sates, on behalf of an alleged class of investors that acquired Braskem. The action was based on the 1934 U.S. Securities Exchange Act and its rule, and based on claims that the defendants made false statements or omitted information in relation to the geologic event in Alagoas.

On December 15, 2022, the parties entered into an Agreement for the termination of the Class Action (Agreement) upon payment of USD 3 million, which was carried out in January 2023. On December 20, 2022, as a first measure for the approval of the Agreement, the lead plaintiff filed a preliminary approval motion and the District Court of New Jersey will follow the necessary procedural process for the ratification of the Agreement. The extinction of the Class Action will only be declared after approval of the agreement and fulfillment of the obligations assumed by the parties in the Agreement.

Braskem is still unable to accurately forecast all of the costs involved in the resolution of this litigation. The Company may be declared defendant in other lawsuits of the same nature.

2.5. If the issuer disclosed during the last fiscal year or wishes to disclose in this form any non-accounting measures, such as Lajida (Earnings Before Interest, Taxes, Depreciation and Amortization) or Lajir (Earnings Before Interest and Taxes), the issuer must:

Consistent with market practices, the Company discloses non-accounting measures that are not measures of financial performance under Brazilian Accounting Practices and International Financial Reporting Standards ("IFRS"). Management believes that the presentation of these measures provides useful information for investors to have a better understanding of the Company's operating performance and financial results. However, these non-accounting measures do not have standardized meanings and methodologies and may not be directly comparable to the same or similarly named metrics published by other companies due to different calculation methodologies or because of items that may be subject to interpretation. Although non-accounting measures are frequently used by market investors and management to analyze its financial and operating position, potential investors should not base their investment decision on this information as a substitute for accounting measures or as an indication of future results.

The information included in this item 2.5 was prepared based on the consolidated financial statements of the Company and should be read and analyzed together with the information contained in the Company's individual and consolidated financial statements and their respective accompanying notes, available on the Company's Investor Relations website (www.braskem-ri.com.br) and the CVM website www.cvm.gov.br).

(a) inform the value of non-accounting measures

Amounts in thousands of BRL	Consolidated Financial Information for the year ending December 31, 2022
EBITDA Consolidated	9,005,236
EBITDA Consolidated Adjusted	10,570,692
EBITDA Consolidated Adjusted (UDM)	10,570,692
EBITDA Margin Consolidated (%)	9%
Adjusted Consolidated EBITDA Margin (%)	11%
Gross Debt Consolidated	47,064,341
Consolidated Net Debt	32,285,236
Financial Leverage	3.05x

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

Consolidated EBITDA is a non-accounting measure prepared by the Company in accordance with CVM Instruction No. 527, dated October 4, 2012 ("CVM Instruction 527"), reconciled with its financial statements and corresponds to net income (loss) for the period plus (i) income and social contribution taxes - current and deferred; (ii) the net financial result; and (iii) depreciation and amortization. From Consolidated EBITDA, the Company discloses

the consolidated non-accounting measures Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin. The Company defines Adjusted Consolidated EBITDA as Consolidated EBITDA plus (i) the Provision (reversal) for impairment of long-term assets; (ii) Shareholding in earnings of subsidiaries; (iii) of (Reversal) provision for geological event in Alagoas; (iv) of the Provision for environmental remediation; (v) Write-off of provision for exempt INSS discounts; (vi) judicial settlement for payment of prior year's taxes at Braskem Idesa; and (vii) Recovery of federal tax credit on PIS/COFINS related to the sale of gasoline.

The Adjusted Consolidated EBITDA (UDM) corresponds to the Adjusted Consolidated EBITDA of the last dose months. Consolidated EBITDA Margin corresponds to the percentage of Consolidated EBITDA divided by consolidated net sales and services revenue, and Adjusted Consolidated EBITDA Margin corresponds to the percentage of Adjusted Consolidated EBITDA divided by consolidated net sales and services revenue.

The Company uses the non-accounting indicators Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin to measure its consolidated operating performance, as it believes it facilitates comparability of its structure over the years, since they correspond to indicators used to assess a company's financial results, without the influence of its capital structure, tax and financial effects.

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin are not measures established in accordance with international accounting standards (IFRS) and are only additional information to its financial statements and should not be used as (i) a basis for dividend distribution (ii) substitutes for net income and operating cash flow; (iii) operating performance indicators, in isolation from other accounting indicators; or (iv) liquidity indicators, separately from other accounting indicators.

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM))

The Company's Consolidated Gross Debt corresponds to the sum of financing and debentures (current and non-current). The Consolidated Gross Debt less cash and cash equivalents and less financial investments (current and non-current) results in the Company's Consolidated Net Debt. From Consolidated Net Debt and Adjusted Consolidated EBITDA, the Company discloses the non-accounting measure Financial Leverage, which is calculated as Consolidated Net Debt divided by Adjusted Consolidated EBITDA for the last twelve months.

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage are not measures established in accordance with international accounting standards (IFRS) and have no standard meaning. Other companies may calculate Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage differently than the Company. The Company believes that the measurements of Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage are useful in assessing the degree of financial leverage relative to operating cash flow.

(b) make reconciliation of reported values and the audited financial statement figures

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

Amounts in thousands of BRL	Consolidated Financial Information for the year ending December 31, 2022
Net Income (loss) for the period	(820,391)
(+) Income tax and social contribution – current and deferred	867,735
(+) Financial results	4,224,726
(+) Depreciation and amortization	4,733,165
Consolidated EBITDA (1)	9,005,236
(+) Provision (reversal) for losses on long-lived assets (2)	49,591
(+) Income from shareholdings (3)	(34,849)
(+) (Reversal) provision for geological event in Alagoas (4)	1,520,019
(+) Provision for environmental remediation (5)	12,247
(+) Write-off of provision for exempt INSS discounts(6)	40,934
(+) Judicial settlement for payment of prior year's taxes in Braskem Idesa(7)	38,932
(+) Recovery of federal tax credit on PIS/COFINS on the sale of gasoline(8)	(61,416)
EBITDA Consolidated Adjusted (1)	10,570,692
EBITDA Consolidated Adjusted (UDM)	10,570,692
Consolidated Net Sales and Services Revenue	96,519,283
Consolidated EBITDA Margin (%)	9%
Adjusted Consolidated EBITDA Margin (%)	11%

(1) Consolidated EBITDA and Adjusted Consolidated EBITDA correspond, respectively, to Underlying EBITDA and Recurring EBITDA in other documents released by the Company, including quarterly earnings releases, investor presentations, annual management and sustainability reports.

(2) Represents the constitutions or reversals of provisions for losses on recovery of long-term assets that were adjusted to form Adjusted Consolidated EBITDA because there is no expectation of financial realization and, if any, will be captured in the proper income statement accounts.

(3) Corresponds to the equity equivalence of investments in associated companies and jointly controlled companies.

(4) Corresponds to the provision (reversal) related to the geological event in Alagoas recorded in each period that impacts results in "Other net income (expenses)".

(5) Corresponds to the provision for environmental remediation recorded in "Other net revenues (expenses)".

(6) Corresponds to write-off of the provision for discounts in the calculation of payment of social security taxes (INSS) from previous periods that impact the result in "Other revenues (expenses), net".

(7) Represents a judicial agreement for payment of taxes that had been deducted in previous periods that impacted the result in "Other revenues (expenses), net".

(8) Corresponds to the recovery of a federal tax credit on PIS and COFINS related to the sale of gasoline in previous periods, resulting from a final and unappealable favorable decision that impacts the result in "Other revenues (expenses), net".

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM))

Amounts in thousands of BRL	Consolidated Financial Information for the year ended 31 [sic] 2022
Financing and debentures (current) [1]	1,601,426
Financing and debentures (non-current) [1]	45,485,627
CRA Swap Derivative (assets)/net liabilities	(22,712)
Gross Debt Consolidated	**47,064,341**
Cash and Cash Equivalents (current) [2]	12,466,474
Financial applications (current) [2]	2,295,497
Financial Investments (non-current) [2]	17,134
Net debt Consolidated	**32,285,236**
EBITDA Adjusted Consolidated (UDM)	10,570,692

Financial Leverage (Consolidated Net Debt / Adjusted Consolidated EBITDA (UDM)) (3)	3.05x

(1) Considering Braskem Idesa financing (current and non-current)

(2) Considering cash and cash equivalents of Braskem Idesa (current)

(3) The Consolidated Net Debt presented above considers: (i) Net Debt of Braskem Idesa calculated by the financing of Braskem Idesa in the amount of BRL 11,370,318 thousand in 2022, less cash and cash equivalents of Braskem Idesa in the amount of BRL 2,184,332 thousand in 2022; (ii) Investments in restricted funds ("exclusive cash of Alagoas") in the amount of BRL 175,153 thousand in 2022; and (iii) Hybrid Bond in the total amount of BRL 3,296,027 thousand in 2022. This quotient does not consider (i) the Leniency Agreement amounting to BRL 903,140 million in 2022, plus the CDI - Dollar Swap Derivative amounting to BRL 151,713 thousand in 2022.

In the normal course of business, the Company historically reported financial leverage ratio calculated as follows:

(i) the Net Debt of Braskem Idesa is deducted from the Consolidated Net Debt, since it has the characteristic of being financed in the Project Finance modality, in which the debt must be paid exclusively with the cash generation of the company itself and is guaranteed by the receivables, cash generation and other rights of Braskem Idesa. Therefore, the Adjusted EBITDA (UDM) generated by Braskem Idesa is not considered;

(ii) the investments of cash and cash equivalents in restricted funds (exclusive cash of Alagoas) related to the geological event of Alagoas are deducted from Cash and Cash Equivalents, since such amounts are dedicated exclusively to the Financial Compensation and Relocation Support Program in the scope of the geological event of Alagoas;

(iii) the balance payable related to the Leniency Agreement is added to Consolidated Net Debt, as it is considered a corporate financial payment obligation of the Company; and in line with specific methodology considered by some rating agencies, the hybrid bond in the amount of USD 600 million issued by the Company in July 2020 is classified as a hybrid capital instrument. Therefore, 50% of the balance of this debt does not compose the indebtedness indexes calculated based on this methodology.

(c) explain the reason why it believes that such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

The Company uses Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin as financial indicators because it believes that these indicators are measures of the Company's consolidated result without the influence of its capital structure, tax and financial effects.

It is worth mentioning that Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin are additional information to the financial statements and should not be used as a substitute for audited results as they are not measures recognized by accounting practices adopted in Brazil or by international accounting standards (IFRS).

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM))

The Company believes that the measurements of Consolidated Gross Debt, Consolidated Net Debt and Financial

Leverage (Adjusted Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM)) better reflect its indebtedness and financial leverage.

It is worth noting that Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM)) are additional information to the financial statements and can be supplemental measures for investors and financial analysts in their analysis of the Company's financial condition and operating performance, as well as being used by the Company itself in making certain management decisions.

2.6 - Identify and comment on any subsequent events that have materially changed the conditions reflected in the last financial statements for complete fiscal years

(i) In February 2023, the subsidiary Braskem Holland Finance issued US$1 billion in a debt instrument. This instrument matures in 2033 with a coupon of 7.25% per year, guaranteed by Braskem;

(ii) In February 2023, Braskem concluded the process of acquisition of shares and subscription of new shares issued by Wise Plásticos S.A. ("Wise"), a Brazilian company in the mechanical recycling sector, acquiring a 61.1% equity interest in Wise. In this context, Braskem disbursed the amount of approximately R$138 million, considering the usual adjustments for this type of transaction;

(iii) As disclosed in Note 26.1(iv) to the consolidated financial statements for the year ended December 31, 2022, in March 2023 a public civil action was filed by the Public Defender Office of the State of Alagoas ("DPE") against the Company, the Federal Government, the State of Alagoas, and the Municipality of Maceió seeking, among other requests, the revision of the terms of the Flexais Agreement entered into between the Company, MPF, MPE, DPU, and the Municipality of Maceió, whose judicial homologation occurred on October 26, 2022. The DPE attributed to the cause the value of R$ 1.7 billion;

(iv) As disclosed in Note 26.1(vii) to the consolidated financial statements for the year ended December 31, 2022, in March 2023 a lawsuit was filed by the State of Alagoas, claiming compensation for alleged damages caused to said State. Additionally, in a preliminary injunction, the State of Alagoas requested a judicial blockage in the amount of R$ 1.1 billion as a guarantee to repair the material damage allegedly suffered by the State Public Administration. The State of Alagoas attributed to the cause the value of R$ 1.1 billion.

2.7 - Officers should comment on the allocation of the social results, indicating

	Fiscal year ended on December 31, 2022
(a) rules on retained profits	The Company's Bylaws do not provide for any statutory reserve, as provided for in article 194 of Law 6,404 of December 15, 1976, as amended ("**Corporation Law**"). However, the Company's General Meeting may resolve on the establishment of other reserves, as well as on the retention of profits, as established in the Corporations Law.
(a.i) profit retention amounts	In the fiscal year ending December 31, 2022, the Company calculated a loss.
(a.ii) percentage in relation to total declared profits	Not applicable.
(b) rules on dividend distribution	**Minimum dividend:** According to the Company's Bylaws, 25.0% of the net income for the year will be allocated to the payment of mandatory dividends, subject to the legal and statutory advantages of Class "A" and "B" preferred shares. **Priority dividend:** Class "A" and "B" preferred shares will have equal priority in the distribution each year, of a minimum non-cumulative dividend of 6% of their unit value (obtained by dividing the corporate capital by the total shares outstanding), in accordance with the profits available for distribution to shareholders. The common shares will only be entitled to dividends after the dividends of the preferred shares have been paid. After complying with the provisions of the previous paragraph and after common shares have been assured a dividend of six percent (6%) on their unit value, the class A preferred shares shall compete on equal conditions with the common shares in the distribution of the remaining profit. The class B preferred shares will not participate in the remaining profits after receiving the minimum dividend referred to above. **When the amount of the priority dividend paid to the preferred shares:** Class "A" and "B" is equal to or greater than 25.0% of the net income of the fiscal year calculated in the form of Article 202 of the Law of Corporations, it is characterized the full payment of the mandatory dividend. If there is any surplus of the mandatory dividend after the payment of the priority dividend, it will be applied: in the payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; in the event there is still a residual balance, to the equal distribution of an additional dividend on the common and on the class "A" preferred shares, in such a way that each common or preferred share of that class receives the same dividend.
(c) Periodicity for dividend distributions	On December 31, 2022, the Company's dividend distribution policy guaranteed to the shareholders the annual distribution of dividends. Notwithstanding this, the Board of Directors could determine the preparation of quarterly and/or semi-annual balance sheets for the distribution of dividends, in compliance with the provisions of the law. There may be distribution of anticipated dividends, by previous resolution of the Board of Directors, forbidden to distribute "ad referendum" of the General Meeting, under the terms of paragraph 4 of article 46 of the Bylaws.
(d) any dividend distribution restrictions imposed by law or special regulations applying to the issuer, or otherwise prescribed by contract or by administrative, judicial or arbitration decisions	Except for the provisions of the Brazilian Corporation Law and the Company's Bylaws, the Company had no restrictions to the distribution of dividends imposed by legislation or regulation, or by contracts or judicial, administrative or arbitration decisions.
(d.i) Policy for allocation of results formally approved, informing the body responsible for approval, the date of approval and, if the issuer discloses the policy, the locations on the World Wide Web where the document may be consulted	The Company has a Dividend Policy, approved on June 20, 2018 by the Company's Board of Directors, which is available on the websites of the Company (www.braskem-ri.com.br) and the CVM (www.cvm.gov.br), establishing the attributions and responsibilities related to the distribution of dividends and/or interest on equity, in compliance or in addition to the provisions of the applicable legislation and regulations.

e) if the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval, and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted

The Company has a Dividend Policy, approved on June 20, 2018 by the Company's Board of Directors, which is available on the websites of the Company (www.braskem-ri.com.br) and the CVM (www.cvm.gov.br), establishing the attributions and responsibilities related to the distribution of dividends and/or interest on equity, in compliance or in addition to the provisions of the applicable legislation and regulations.

2.8 - Officers must describe the relevant items not evidenced in the issuer's financial statements, indicating:

(a) assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

(i) portfolios of receivables written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating respective liabilities

(ii) contracts for the future purchase and sale of products or services

(iii) uncompleted construction contracts

(iv) future financing receipt agreements

The Company has long-term contractual obligations arising from agreements entered for the purchase of energy inputs. On December 31, 2022, these commitments totaled BRL 8,286,502 (2021: BRL 6,079,568) and should be settled by 2044.

b. other items not evidenced in the financial statements

In the fiscal year ended on December 31, 2022, there are no relevant items not evidenced in the Company's financial statements.

2.9 - In relation to each item not evidenced in the financial statements indicated in item 2.8, the officers should comment on:

(a) how such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer's financial statements

There were no relevant items not evidenced in the Company's financial statements on December 31, 2022.

(b) the type and purpose of the transaction

There were no relevant items not evidenced in the Company's financial statements on December 31, 2022.

(c) kind and amount of obligations undertaken and rights generated in favor of issuer as a result of the transaction

There were no relevant items not evidenced in the Company's financial statements on December 31, 2022.

2.10 - Officers should indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

(a) investments:

(i) quantitative and qualitative description of ongoing and planned investments

The Company's business plan is built based on the following strategic objectives: (i) grow current businesses through high return investments, with productivity and competitiveness improvements, and also continue implementing the decarbonization of current assets, measures that together will enable the delivery of the goal of achieving carbon neutrality in 2050 and reducing scope 1 and 2 emissions by 15% by 2030; (ii) grow in bio-based resins and chemicals and expand the use of renewable raw material, with the goal of reaching the target of expanding production capacity of green products to 1 million tons by 2030; and (iii) grow in circular products (mechanical recycling) and expand the use of circular raw material (advanced recycling), with the commitment to reach 1 million tons of resins and chemicals with recycled content by 2030.

In line with such objectives, the Company disbursed BRL 4,848.3 million in investments during the fiscal year ended on December 31, 2022.

2022 Investments:

Of the total disbursed in 2022, BRL 4,051.7 million was used in the Brazil segment, mainly for (i) the scheduled maintenance shutdown of the petrochemical plant at the Triunfo Petrochemical Complex in Rio Grande do Sul, which occurred in 2Q22; (ii) the scheduled maintenance stoppage at the PVC plant in Alagoas, which occurred in 2Q22; (iii) the programmed stoppages at the PE plants in Bahia; (iv) the project to expand green ethylene capacity at the Triunfo petrochemical complex in Rio Grande do Sul; (v) investments related to the acquisition of strategic inputs that accelerate chemical reactions, applied in industrial production processes; (vi) innovation and technology initiatives; (vii) projects associated with the energy efficiency of the plants; and (viii) the construction of a high quality post-consumer resin recycling line in Brazil. Additionally, BRL 413.2 million was disbursed in the United States and Europe segment for projects related to operational efficiency such as carrying out scheduled and unscheduled maintenance shutdowns. Finally, BRL 751.5 million was used in the Mexico segment for the construction of an ethane import terminal and to carry out reliability initiatives, most notably the expansion of Fast Track capacity from 25,000 barrels per day to 35,000 barrels per day, and the acquisition of spare parts.

2023 Investments:

The investment forecast to be made by Braskem throughout 2023 is R$ 4. 003.2 million that will be used primarily for (i) the scheduled maintenance shutdown at the Bahia petrochemical plant in the fourth quarter; (ii) the scheduled maintenance shutdown in the United States; (iii) the scheduled maintenance shutdown at the PVC plant in Alagoas; (iv) the expansion of the biopolymers business, one of Braskem's growth avenues; and (v) for projects associated with energy efficiency and decarbonization of industrial assets. For the Mexico segment, the investment planned to be made over 2023 is R$ 618.0 million, which will be allocated mainly for projects related to operational efficiency, such as maintenance, productivity and HSE, and for the strategic investment related to the continuity of the construction of the ethane import terminal, through Terminal Química Puerto Mexico (TQPM).

(ii) sources of investment financing

The Company seeks to finance its investment plan, preferably, with financing lines contracted with governmental agents (including development institutions), both Brazilian and international (such as those described in item 2.1(d) of this Reference Form), when these present competitive conditions to the Company. The decision regarding the funding depends on the Company's financial strategy and the investments' eligibility to the available facilities

(iii) material divestments in progress and planned divestments

There is no material ongoing divestment process.

(b) the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer's production capacity, if already disclosed

There is no acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company.

(c) new products and services, indicating:

(i) description of research in progress already disclosed and (iii) projects under development already disclosed

Innovation is a strategic pillar of Braskem's operations, since the improvement of existing technologies and the development of disruptive technologies are fundamental for the decarbonization projects of industrial operations and the effective return of plastic waste to the chain in an economically feasible manner, in line with the Company's commitments to sustainable development.

Therefore, in line with the continuous development of the petrochemical industry and the plastic chain, Braskem has an Innovation area with 360 Members dedicated to the topic. Furthermore, the Company has state-of-the-art laboratories and pilot plants to enable the research that supports our customers and their needs today, with a focus on 2025, 2030 and 2050:

- 2 technology and innovation centers (Triunfo-BR and Pittsburgh-USA)
- 2 polymer technical centers (Wesseling-Germany and Coatzacoalcos-MX)
- 1 process technology development center (Mauá-BR)
- 1 renewable chemicals research center (Campinas-BR)

By the end of 2022, Braskem's portfolio included 179 projects in innovation and technology. Of these, 131 projects were evaluated with regard to the Sustainability Index, with 111 projects classified as having a positive impact, representing a Sustainability Index of 85%. The positive impacts of these initiatives are related to: water and/or energy savings, chemical safety (process/product), greenhouse gas emissions, and circularity.

With regard to expenditures and investments related to innovation and technology projects, Braskem earmarked BRL 514 million in these initiatives. Through these investments, it was possible to evolve the portfolio of PP grades for the automotive sector in Brazil, USA and Europe, as well as the launching of the new PE grade for pipes used in large-diameter potable water transportation. The use of PE in this application helps to reduce water losses, since there is less tendency for plastic pipes to leak. In addition, there was also the launch of a new PP grade for household appliances in the USA. All these products are geared towards durable applications, which contributes to greater sustainability in the sense of reducing plastic waste in the environment.

- Additionally, Braskem has developed five Innovation and Technology (I&T) platforms focused on circular and low-carbon product solutions:
- **Biomass to chemicals**: technologies for the conversion of plant-based raw material into chemicals, materials and other value-added products.
- **Materials substitution**: technologies and product solutions to replace existing materials.
- **Recycling**: Technologies for the conversion of plastic waste into value-added products. Includes chemical and mechanical recycling technologies and processes.
- **Next Generation Process**: New processes and technologies for existing and future assets that improve carbon and energy yields and create performance differentiation.
- **CO2 in chemicals**: technologies to directly convert CO_2 into chemicals, materials and other value-added products. Includes catalytic and biotechnological solutions.
-

The Company also developed projects from bilateral partnerships with universities such as Senai, UFRJ, and FCC, aiming to develop technologies linked to the chemical recycling process. Another example is the partnership with the University of Illinois for the development of a membrane for carbon capture and utilization. Regarding open innovation, it is worth mentioning the partnership with Greentown Labs, which offers the resources and support necessary for the development of more than 200 startups in the US states of Massachusetts and Texas.

Another initiative was the launching of Cazoolo, Braskem's Circular Packaging Design hub, with the objective of driving and accelerating the circularity of plastic packaging. In this space, Braskem seeks to develop partnerships with consumer brands, clients, designers and startups to create new plastic packaging solutions oriented towards the Circular Economy. In 2022, the investment was BRL 20 million.

Finally, also in 2022, Braskem launched Oxygea Ventures as a result of its digitalization process, a company aimed at leveraging the work of startups working in sustainable innovation and digital transformation. And, above all, its operations are strongly connected with the fulfillment of the public commitments Braskem has made to reduce carbon emissions and increase the recycling rate of plastics.

(ii) total expenditures incurred by the issuer in research activities to develop new products or services

Not applicable

(iv) total expenditures incurred by the issuer in the development of new products or services

In the last fiscal year, the total amount spent by the Company was the following:

	Fiscal Year ended on 12/31/2022
Research and Development Expenses	BRL 374.5 millions

(d) opportunities inserted in the issuer's business plan related to ESG issues

In 2022, the Company reviewed and consolidated its corporate strategy for growth. The implementation of Braskem's corporate strategy is anchored in its strategic pillars and foundations with a focus on value creation through balanced capital allocation, prioritizing investments in its growth paths, with the objective of returning value to all shareholders over the cycles.

Braskem has 3 growth avenues, being:

I. <u>Traditional Business</u>: grow current businesses through selective investments, including productivity and competitiveness improvements, and continue to implement decarbonization of current assets, in line with the commitment to achieve carbon neutrality in 2050 and reduce scope 1 and 2 emissions by 15% by 2030.

II. <u>Bio-based</u>: grow bio-based resins and chemicals, and expand the use of renewable raw material, in line with the commitment to expand green product production capacity to 1 million tons by 2030.

III. <u>Recycling</u>: grow the circular product portfolio, through mechanical recycling, and expand the use of circular raw material, through advanced recycling, in line with the commitment to reach 1 million tons of resins and chemicals with recycled content by 2030.

For the traditional business growth avenue, Braskem sees the decarbonization of its assets as an opportunity related to ESG. In this sense, the industrial decarbonization plan was created with the objective of structuring

the business plan and advancing in initiatives that promote a 15% reduction in our absolute CO2e emissions (scopes 1 and 2) by 2030.

Braskem has a long-standing commitment to sustainable development and a proven track record in implementing successful initiatives that reinforce sustainability and mitigate climate change, as exemplified by the innovative investment in green PE in 2010, which will have its production capacity expanded by 30%, equivalent to 60,000 additional tons, in a project that is currently underway. In addition to expanding its green PE production capacity, Braskem continues to pursue new opportunities to expand its green PE business in Brazil and abroad, including: (i) the MoU partnership with Lummus for licensing green PE technology, and (ii) the feasibility study to jointly invest with SCG Chemicals in a new bioethanol dehydration plant in Thailand to produce green ethylene. In 2022, the joint venture Sustainea was also launched in partnership with Sojitz, which will produce and commercialize bioMEG and bioMPG based on sustainable raw material with technology validation.

Regarding recycling, the Company intends to work through partnerships with other companies in its value chain to strengthen mechanical and chemical recycling globally. As an example of our commitment, in 2022, the Company announced that it has invested capital in the acquisition of a minority stake in Nexus Circular LLC, a company that operates in advanced recycling that converts plastics destined for landfills into circular raw materials used in the production of sustainable virgin plastic, a 61.1% equity stake was acquired in Wise Plastics S.A., a Brazilian company that operates in the mechanical recycling segment, with the capacity to recycle approximately 25 thousand tons of plastic waste annually. In addition, the Company has a joint venture in partnership with Terra Circular, based in the Netherlands, for the development of new technology capable of converting low-quality plastic waste into new products.

2.11 - Comment on other factors that could have a material impact on operating results but not identified or addressed elsewhere in this section

Not applicable.

EXHIBIT II
MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 26, 2023

Candidates nominated by Novonor and Petrobras to occupy the positions of effective and alternate members of the Company's Fiscal Council, as well as Mr. André Amaro da Silveira, appointed to the position of member of the Board of Directors at the meeting of the Board of Directors held on January 26, 2023, pursuant to Article 11, item I of CVM Resolution 81

7.3 - Composition and professional experience of the management and fiscal council

Name	Date of birth	Management body	Election date	Term of Office	If the board of director or fiscal council member has been in office for consecutive terms, the initial date of the first term of office
Individual Taxplayer's Register (CPF)	Profession	Elective position indicated	Date of investiture	Elected by the controlling shareholder	
Other positions and functions held at the issuer		Description of another position / duty			
ANDRÉ AMARO DA SILVEIRA	07/18/1963	Belongs only to the Board of Directors	01/26/2023	2 years (until AGO 2024)	0
520.609.346-72	Civil Engineer	27 - Independent Board of Directors (Effective)	01/26/2023	Yes	
He is part of the Company's Statutory Compliance and Audit Committee, as effective member.					
ISMAEL CAMPOS DE ABREU	08/14/1955	Fiscal Council	04/26/2023	1 year (Until AGO 2024)	20 - 03/31/2004
075.434.415-00	Accountant	43 - Fiscal Council (Effective) Controller	until 05/26/2023	Yes	
He does not hold any other positions or functions held at the Company.					
IVAN SILVA DUARTE	10/11/1973	Fiscal Council	04/26/2023	1 year (Until AGO 2024)	7 - 04/28/2017
611.242.065-15	Accountant	43 - Fiscal Council (Alternate) Controller	until 05/26/2023	Yes	

He does not hold any other positions or functions held at the Company.					
TATIANA MACEDO COSTA REGO 951.929.135-00 She does not hold any other positions or functions held at the Company.	04/28/1978 Business Administrator	Fiscal Council 46 - Fiscal Council (Alternate) Controller	04/26/2023 until 05/26/2023	1 year (Until AGO 2024) Yes	5 - 04/30/2018
JEFERSON GUSTAVO SALERNO 019.596.737-26 He does not hold any other positions or functions held at the Company.	11/18/1971 Accountant	Fiscal Council 45 - Fiscal Council (Effective) Ordinary Minority Shareholders	04/26/2023 until 05/26/2023	1 year (Until AGO 2024) No	0
GILBERTO BRAGA 595.468.247-04 He does not hold any other positions or functions held at the Company.	10/08/1960 Economist and Accountant	Fiscal Council 43 - Fiscal Council (Effective) Controller	04/26/2023 until 05/26/2023	1 year (Until AGO 2024) Yes	6 - 08/25/2017
EDUARDO DAMAZIO DA SILVA REZENDE 035.365.127-39 He does not hold any other positions or functions held at the Company.	08/14/1973 Accountant	Fiscal Council 48 - Fiscal Council (Alternate) Ordinary Minority Shareholders	04/26/2023 until 05/26/2023	1 year (Until AGO 2024) No	0
PAULO CICERO SILVA NETO 180.006.098-00 He does not hold any other positions or functions held at the Company.	12/11/1977 Accountant	Fiscal Council 45 - Fiscal Council (Effective) Ordinary Minority Shareholders	04/26/2023 until 05/26/2023	1 year (Until AUG 2024) No	0

EDUARDO KISEK	08/16/1974	Fiscal Council	04/26/2023	1 year (Until AGO 2024)	0
657.658.420-20	Business Administrator	45 - Fiscal Council (Alternate) Ordinary Minority Shareholders	until 05/26/2023	No	
He does not hold any other positions or functions held at the Company.					
Professional Experience / Independence Criteria					

ANDRÉ AMARO DA SILVEIRA - 520.609.346-72

Mr. André Amaro was elected as an effective member of the Company's Board of Directors on January 26, 2023, and was appointed by the shareholder Novonor S.A. – Em Recuperação Judicial to have his position ratified by the General Shareholders' Meeting. Currently, Mr. André Amaro holds the position of member of the Statutory Compliance and Audit Committee, elected on April 27, 2022. Mr. André Amaro served as an alternate member of the Company's Board of Directors from 2016 until 2023. In addition, he was also a Member of the Novonor Group (former Odebrecht Group) from 1988 to 2018. Currently, Mr. André Amaro serves as an effective member of the Board of Directors of Ocyan S.A., also holding the position of coordinator of the Culture, Communication, People and Sustainability Committee and member of the Compliance and Audit Committee; is an effective member of the Board of Directors of OTP S.A. (formerly Odebrecht Transport S.A.), also serving as coordinator of the People and Organization Committee and member of the Finance and Investment Committee; and he also acts as a member of the Advisory Board of Supermix S.A. He began his career in heavy infrastructure projects and led Odebrecht investments in public service concession programs in Brazil, Argentina, and Portugal. His career also includes the positions of Project Finance and Export Director at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem S.A., Director of Human Resources at Novonor S.A. - Em Recuperação Judicial, CEO of Odebrecht Properties and Odebrecht Defesa e Tecnologia and Chairman of the Board of Directors of Redram Construtora de Obras S.A. He graduated in Civil Engineering from the Federal University of Minas Gerais and has a Master's in Business Administration from IMD.

The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. André Amaro declares that he is not a politically exposed person, under the terms of CVM Resolution 50, of August 31, 2021, and that he does not hold a position in a third-sector organization. Mr. André Amaro is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A.

ISMAEL CAMPOS DE ABREU - 075.434.415-00

Mr. Ismael is being appointed as an effective member of the Company's Fiscal Council by the shareholder Novonor S.A. - Em Recuperação Judicial. Mr. Ismael Campos acted as an Officer of Kieppe Participações e Administração Ltda. - Em Recuperação Judicial during the period from April 2011 to May 2017. Between 1995 and March 2011 he served as Controller of Novonor S.A. - Em Recuperação Judicial (former Odebrecht S.A.), a company that indirectly holds more than 5% of the same type or class of securities of the Company. He was the Manager of the tax consulting division of PricewaterhouseCoopers (1978/1985) and of Arthur Andersen (1989/1991). He was a partner at Performance Auditoria e Consultoria Empresarial (1992/1995). Mr. Ismael has been a member of the Board of Directors of Hospital Cardio Pulmonar and a member of the Fiscal Council of several companies that operate in the petrochemical sector. Mr. Ismael holds a degree in Accounting from Fundação Visconde de Cairú and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento.

Mr. Ismael Campos de Abreu does not occupy an administration position in any third sector organization. The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance, and, if applicable, the penalties applied; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

IVAN SILVA DUARTE - 611.242.065-15

Mr. Ivan is being appointed as an alternate member of the Company's Fiscal Council by the shareholder Novonor S.A. – Em Recuperação Judicial. Mr. Ivan has been an officer of Kieppe Participações e Administração Ltda. - Em Recuperação Judicial from January 2016 until May 2019, which is part of the same economic group as the issuer and indirectly holds more than 5% of the corporate capital. Previously, Mr. Duarte acted as manager of KPMG - Auditores Independentes, from 1995 to 2001, when he became senior manager at PricewaterhouseCoopers Auditores Independentes until 2008. Between 2008 and 2015 Mr. Ivan was an officer of EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Novonor Group (former Odebrecht Group), which operates in the Agricultural and Food and Drinks sectors. Mr. Ivan has a degree in Accounting from Universidade de Salvador (UNIFACS) and an MBA in Corporate Finance from Fundação Getulio Vargas and in Entrepreneurship from Babson College (Boston/USA).

Mr. Ivan Silva Duarte states that he doesn't have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance and, if

applicable, the penalties applied; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Ivan Silva Duarte declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50 of August 31, 2021, and that he does not hold a position in a third-sector organization.

TATIANA MACEDO COSTA REGO - 951.929.135-00

Ms. Tatiana is being appointed as an alternate member of the Company's Fiscal Council by indication of the shareholder Novonor S.A. – Em Recuperação Judicial. Since 2014, Tatiana is responsible for the controllership of OEC (Odebrecht Engenharia e Construção). Previously, Ms. Rego acted as Responsible Person for the Tax Planning of Construtora Norberto Odebrecht S.A. ("CNO"). From 2000 to April 2007, Ms. Rego worked in the tax department of VIVO S/A, a company in the telephony segment, having occupied the position of Tax Planning Division Manager. She previously worked at Arthur Andersen for 2 years. Ms. Rego holds a Public and Private Business Administration degree from the Universidade Federal da Bahia and an MBA in Management from IBMEC.
Ms. Tatiana does not occupy a management position in any third sector organization. Ms. Tatiana states that she does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance and, if applicable, the penalties applied; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Ms. Tatiana declares that she is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

JEFERSON GUSTAVO SALERNO – 019.596.737-26

Mr. Jeferson Salerno is being appointed as an effective member of the Company's Fiscal Council by shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Jeferson Salerno has worked in the financial area at Petrobras since 1994, having worked for 17 years in management positions focused on corporate finance. Between 2002 and 2004 he acted as Financial Manager assigned to the subsidiary Refinaria Alberto Pasqualini S.A. - REFAP. He also served as a member of the Fiscal Council at the following companies: Petrobras Negócios Eletrônicos S.A. (2007-2009); Petrobras Distribuidora S.A. (2012-2016); Liquigás Distribuidora S.A. (2016-2017); Petrobras Transporte S.A. - TRANSPETRO (2017-2019). He is currently Chairman of TRANSPETRO's Fiscal Council, elected in June 2021. Mr. Jeferson Salerno joined the accounting and tax career in 1987, and holds a degree in accounting sciences, a post-graduation in Controlling and an MBA in Corporate Finance.
Mr. Salerno does not hold a management position in any third sector organization. Mr. Carlos Henrique Vieira Candido da Silva declares that he does not have: (a) a criminal conviction; (b)
any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and, if applicable, the penalties applied or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Jeferson Salerno declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

GILBERTO BRAGA - 595.468.247-04

Mr. Gilberto Braga is being appointed as an effective member of the Company's Fiscal Council by the shareholder Novonor S.A. – Em Recuperação Judicial. Mr. Gilberto is a business consultant in the financial, capital market, corporate, tax, forensic and legal expertise areas, and serves as a member of fiscal councils, boards of directors, and audit committees of publicly-held companies and professional associations. He is a member of the Corporate Governance and Mediation and Arbitration Committees of CRC-RJ, and a professor of corporate governance at Dom Cabral Foundation and IBMEC. He also acted as a professor of controlling and accounting at UCAM, as judicial and arbitration expert, including as director of the Association of Judicial Experts of the State of Rio de Janeiro (APJERJ), and as commentator for CBN Radio, Roquette Pinto Radio, and an editorial writer for the newspaper O Dia. He has a degree in Economics from UCAM Ipanema and Accounting from UGF, a post-graduate degree in Financial Administration from IAG-PUC Rio, and a Master's Degree in Administration (Finance and Capital Markets) from IBMEC-Rio. He is a member of IBGC.
Mr. Gilberto Braga does not occupy an administration position in any third sector organization. The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance and, if applicable, the penalties applied; and (c) any final and conclusive conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity, except for the administrative sanctioning proceedings No. PT1201558576 and PT0901459167 before BACEN, which disqualified him for the exercise of positions of direction in the administration or management in institutions in the area of supervision of BACEN for 4 years. The first was annulled by the 2nd Federal Court of Rio de Janeiro in Case No. 5015869-16.2018.4.02.5101, with a final and unappealable decision. The second administrative procedure also had its disqualification decision annulled by the 16th Federal Court of Rio de Janeiro, as per the decision rendered in Case No. 0055707-51.2018.4.02.5101, confirmed by the TRF of the 2nd Region. Mr. Gilberto Braga declares that he is not a politically exposed person under the terms of CVM Resolution No. 50 of August 31, 2021.

EDUARDO DAMAZIO DA SILVA REZENDE - 035.365.127-39

Mr. Eduardo Damazio is being appointed as an alternate member of the Fiscal Council by the shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Damazio has been working at Petrobras since 2003, holding the position of technical advisor to Petrobras' Fiscal Council since January 2021, and is responsible for organizing, under the guidance of the Chairman of the Fiscal Council, the agenda of matters to be addressed at each session, gathering the necessary documents; attending the meetings, acting as secretary, distributing the documentation, reading the proceedings and taking notes of the debates and resolutions; study any matters submitted to the Fiscal Council, in order to report them, whenever requested, as a supporting document to the resolutions; record the minutes of the meetings, which will be registered in a proper book and distribute them, by copy, to the board members, upon their respective approval; take actions with the Company, in order to obtain the information and documents required by the Fiscal Council in a timely manner; and reach an

understanding with the administrative and technical levels of Petrobras, when necessary, to solve problems of interest to the Fiscal Council. From April 2018 to April 2023, he was an effective member of the Fiscal Council of Petrobras Transporte S.A. – TRANSPETRO and an alternate member of the Fiscal Council of Petrobras Distribuidora S.A. – BR (currently Vibra Energia) from November 2017 to April 2019. From May 2017 to April 2020 he was Financial Administrative Executive Manager at PETROS – Fundação Petrobras de Seguridade Social, having also served as a full Member of the Pricing Committee. Before joining Petrobras, Mr. Eduardo worked at Tele Norte Leste S.A. (currently Oi S.A.) as a Senior Accounting Analyst from 2001 to 2003 and as a Plenary Accounting Analyst at Sony Music from July 1997 to May 2001.

Mr. Damazio does not hold any management position in any third sector organization. Mr. Eduardo Damazio states that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance and, if applicable, the penalties applied; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Eduardo Damazio declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

PAULO CICERO SILVA NETO – 180.006.098-00

Mr. Paulo Cicero is being appointed as an effective member of the Company's Fiscal Council by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Paulo Cicero has been a Petrobras employee since 2005, where he has served in several positions, such as: Coordinator of Business Segmentation and Country Corporate Reporting; Accounting Manager of the SP Regional Office; Equity Accounting Manager; Manager of Accounting Standards and Planning; and Manager of Digitalization Optimization of Accounting and Tax Processes. He currently holds the position of Accounting and Tax Manager for E&P Partnerships. He was a member of the Fiscal Council (effective and alternate) in several companies, and his last mandate was in the Companhia Pernambucana de Gás – COPERGÁS, as effective director until July 2022. Mr. Paulo Cicero has 29 years of experience in accounting and tax processes, of which he has held management and leadership positions for 17 years. He holds a bachelor's degree in accounting, and an MBA in Accounting Management.

Mr. Paulo Cicero does not hold a management position in any third-sector organization. The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance and, if applicable, the penalties applied; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares that he is not a politically exposed person, in the terms of CVM Resolution No. 50, of August 31, 2021.

EDUARDO KISEK - 657.658.420-20

Mr. Eduardo Kisek is being appointed as an alternate member of the Company's Fiscal Council by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Eduardo has 25 years of professional experience in medium and large companies, in the financial and supply chain areas. He acts as Finance and Enterprise Risk Manager at Petrobras Logística (PB-LOG) since December 2020. From June 2020 to July 2022, he was member of the Fiscal Council at Deten Química by nomination of Petrobras. Also in the Petrobras group, he was Master Administrator in Finance/AFS/GFE from March 2019 to November 2020. He was Administrative and Financial Director at BSBIOS from July 2015 to February 2019. Also at Petrobras, he was Finance and Account Payable Manager from December 2013 to July 2015 and Senior Administrator in Finance/CPR from April 2012 to December 2013. He also worked at ALBERTO PASQUALINI – REFAP S.A. from October 2001 to March 2012, as Supply Chain Coordinator from January 2007 to March 2012, Treasury Manager from February 2002 to December 2005 and Personnel Department Manager from October 2001 to January 2002. Mr. Eduardo has a degree in Business Administration from UFRGS, MBA in Corporate Finance from PPGA/UFRGS, MBA in Business Management from FGV RJ and is pursuing a master's degree in Energy Economics and Finance since 2022 at FGV/EBAPE.

Mr. Eduardo Kisek does not hold any management position in any third sector organization. Mr. Eduardo Kisek states that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance and, if applicable, the penalties applied; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Eduardo Kisek states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

7.4. Provide the information set out in item 7.3 with regard to the members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are not set forth in the bylaws

As set forth in article 26, item VI, of the Company's Bylaws, the Board of Directors may, among other activities, create specialized committees to support its resolution processes, as well as to approve any possible internal regulations of such committees. Mr. André Amaro da Silveira, a member of the Board of Directors whose appointment is subject to ratification by the Annual and Extraordinary Meeting to be held on April 26, 2023, is part of the Company's Statutory Compliance and Audit Committee, as shown below. The members of the Fiscal Council are not part of any committee.

Name	Date of birth	Management body	Election date	Term of Office	If the board of director or fiscal council member has been in office for consecutive terms, the initial date of the first term of office
Individual Taxplayer's Register (CPF)	Profession	Elective position indicated	Date of investiture	Elected by the controlling shareholder	
Other positions and functions held at the issuer		Description of another position / duty			
ANDRÉ AMARO DA SILVEIRA	07/18/1963	Statutory Compliance and Audit Committee	04/27/2022	2 years	0
520.609.346-72	Civil Engineer	Effective Member of the Statutory Compliance and Audit Committee	04/27/2022	N/A	
Member of the Board of Directors, as an effective member.					

Professional Experience / Independence Criteria

ANDRÉ AMARO DA SILVEIRA - 520.609.346-72

Mr. André Amaro was elected as an effective member of the Company's Board of Directors on January 26, 2023, and was appointed by the shareholder Novonor S.A. – Em Recuperação Judicial to have his position ratified by the General Shareholders' Meeting. Currently, Mr. André Amaro holds the position of member of the Statutory Compliance and Audit Committee, elected on April 27, 2022. Mr. André Amaro served as an alternate member of the Company's Board of Directors from 2016 until 2023. In addition, he was also a Member of the Novonor Group (former Odebrecht Group) from 1988 to 2018. Currently, Mr. André Amaro serves as an effective member of the Board of Directors of Ocyan S.A., also holding the position of coordinator of the Culture, Communication, People and Sustainability Committee and member of the Compliance and Audit Committee; is an effective member of the Board of Directors of OTP S.A. (formerly Odebrecht Transport S.A.), also serving as coordinator of the People and Organization Committee and member of the Finance and Investment Committee; and he also acts as a member of the Advisory Board of Supermix S.A. He began his career in heavy infrastructure projects and led Odebrecht investments in public service concession programs in Brazil, Argentina, and Portugal. His career also includes the positions of Project Finance and Export Director at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem S.A., Director of Human Resources at Novonor S.A. - Em Recuperação Judicial, CEO of Odebrecht Properties and Odebrecht Defesa e Tecnologia and Chairman of the Board of Directors of Redram Construtora de Obras S.A. He graduated in Civil Engineering from the Federal University of Minas Gerais and has a Master's in Business Administration from IMD.

The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. André Amaro declares that he is not a politically exposed person, under the terms of CVM Resolution 50, of August 31, 2021, and that he does not hold a position in a third-sector organization. Mr. André Amaro is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A.

7.5 – Existence of Marital Relationship, stable union or kinship up to the 2nd degree related to Issuer's Management, Subsidiaries and Controllers

Justification for not completing the table:

There are no family relationship to be disclosed.

7.6 - Subordination, Service Provision or Control Relationships between Management and Subsidiaries, Controllers and Others

Identification Title/Position	CPF/CNPJ	Type of relationship of Manager with the related person	Type of related person
Fiscal Year 12/31/2022			
Issuer Manager			
PAULO CICERO SILVA NETO	180.006.098-00	Subordination	Supplier
Effective Member of the Fiscal Council			
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Paulo Cicero is the Accounting and Tax Manager for E&P Partnerships at Petrobras.			
Issuer Manager			
JEFERSON GUSTAVO SALERNO	019.596.737-26	Subordination	Supplier
Effective Member of the Fiscal Council			
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Jeferson Salerno works in a managerial position, with focus on corporate finance, at Petrobras' financial area.			
Issuer Manager			
JEFERSON GUSTAVO SALERNO	019.596.737-26	Provision of services	Supplier/Customer
Effective Member of the Fiscal Council			
Related Party			
PETROBRAS TRANSPORTE S.A. – TRANSPETRO	02.709.449/0001-59		
Mr. Jeferson Salerno is Chairman of the Fiscal			

Council of TRANSPETRO.

Issuer Manager

EDUARDO DAMAZIO DA SILVA REZENDE Alternate Member of the Fiscal Council	035.365.127-39	Subordination	Supplier/Customer

Related Party

Petróleo Brasileiro S.A. - PETROBRAS Mr. Eduardo Damazio Da Silva Rezende is a Technical Advisor of Petrobras' Fiscal Council.	33.000.167/0001-01

Issuer Manager

EDUARDO KISEK Alternate Member of the Fiscal Council	657.658.420-20	Provision of services	Supplier/Customer

Related Party

Deten Química S.A. Mr. EDUARDO KISEK was a Member of the Fiscal Council of Deten.	13.546.106/0001-37

Issuer Manager

EDUARDO DAMAZIO DA SILVA REZENDE Alternate Member of the Fiscal Council	035.365.127-39	Provision of services	Supplier/Customer

Related Party

Petrobras Transporte S.A. – TRANSPETRO Mr. Eduardo Damazio Da Silva Rezende was a Member of the Fiscal Council of TRANSPETRO.	02.709.449/0001-59

Fiscal Year 12/31/2021

Issuer Manager

PAULO CICERO SILVA NETO Effective Member of the Fiscal Council	180.006.098-00	Subordination	Supplier

Related Party

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		

Mr. Paulo Cicero is the Accounting and Tax Manager for E&P Partnerships at Petrobras.

Note

Issuer Manager

JEFERSON GUSTAVO SALERNO	019.596.737-26	Subordination	Supplier

Sitting Member of the Fiscal Council

Related Party

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		

Mr. Jeferson Salerno works in a managerial position, with focus on corporate finance, at Petrobras' financial area.

Note

Issuer Manager

JEFERSON GUSTAVO SALERNO	019.596.737-26	Service Delivery Supplier/Customer	

Sitting Member of the Fiscal Council

Related Party

PETROBRAS TRANSPORTE S.A. – TRANSPETRO	02.709.449/0001-59		

Mr. Jeferson Salerno is Chairman of TRANSPETRO's Fiscal Council.

Note

Issuer Manager

EDUARDO DAMAZIO DA SILVA REZENDE	035.365.127-39	Subordination	Supplier/Customer

Alternate Member of the Fiscal Council

Related Person

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		

Mr. Eduardo Damazio is a Technical Advisor to Petrobras' Fiscal Council.

Issuer Manager

EDUARDO KISEK Alternate Member of the Fiscal Council	657.658.420-20	Provision of services	Supplier/Customer

Related Party

Deten Química S.A. Mr. EDUARDO KISEK was a Member of the Fiscal Council of Deten.	13.546.106/0001-37

Issuer Manager

EDUARDO DAMAZIO DA SILVA REZENDE Alternate Member of the Fiscal Council	035.365.127-39	Provision of services	Supplier/Customer

Related Party

Petrobras Transporte S.A. – TRANSPETRO Mr. Eduardo Damazio Da Silva Rezende was a Member of the Fiscal Council of TRANSPETRO.	02.709.449/0001-59

Fiscal Year 12/31/2020

Issuer Manager

PAULO CICERO SILVA NETO Sitting Member of the Fiscal Council	180.006.098-00	Subordination	Supplier

Related Party

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01

Mr. Paulo Cicero is the Accounting and Tax Manager for Partnerships E&P at Petrobras.

Note

Issuer Manager

JEFERSON GUSTAVO SALERNO Sitting Member of the Fiscal Council	019.596.737-26	Subordination	Supplier

Related Party

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01

Mr. Jeferson Salerno works in a managerial capacity,
with a focus on corporate finance, in the financial area of Petrobras.

Note

Issuer Manager

EDUARDO KISEK Alternate Member of the Fiscal Council	657.658.420-20	Provision of services	Supplier/Customer

Related Party

Deten Química S.A. Mr. EDUARDO KISEK was a Member of the Fiscal Council of Deten.	13.546.106/0001-37

Issuer Manager

EDUARDO DAMAZIO DA SILVA REZENDE Alternate Member of the Fiscal Council	035.365.127-39	Provision of services	Supplier/Customer

Related Party

Petrobras Transporte S.A. – TRANSPETRO Mr. Eduardo Damazio Da Silva Rezende was a Member of the Fiscal Council of TRANSPETRO.	02.709.449/0001-59

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 26, 2023

Proposal for the compensation of managers, pursuant to article 13, item I, of CVM Resolution 81

1. Proposal for the Managers Compensation for 2023

Pursuant to the compensation strategy defined by the Board of Directors, the proposal of global compensation to the Company's managers is based on the items below, with items (ii) and (iii) being applicable only to the Statutory Officers:

(i) The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii) The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and

(iii) Planning for the delivery of shares scheduled for 2023 within the scope of the Company's 2018 Long-Term Incentive Plan.

The annual amount proposed for the 2023 fiscal year of global fees (Statutory Officers and members of the Company's Board of Directors), plus benefits, total BRL 84,397,905.28, net of social charges of employer burden, equivalent amount to the overall compensation for the 2022 fiscal year, as approved at the Annual and Extraordinary Meeting held on April 19, 2022.

Pursuant to CIRCULAR/Annual Letter-2023/CVM/SEP, social charges under the employer's responsibility are not encompassed by the concept of "benefit of any kind" referred to in article 152 of Law No. 6,404/76, and are not part of the individual or global compensation amounts subject to approval at the general meeting.

The annual proposal is based on the alignment with the strategy of compensation for the Board of Directors and Statutory Office, with market references.

Summary of the main variations of the proposed amounts in 2023 and 2022

Officers 7 Statutory Officers	Board of Directors 11 members of the board and 11 alternates	
(BRL in thousands)		
Discrimination	2023	2022
Monthly and Short-Term Fees (ICP)	59,741	61,073
Long-Term Fees (ILP)	12,840	13,052
Benefits	1,676	1,173
Others[1]	10,140	9,098
Total (net of charges)	84,398	84,397
The amount regarding the proposed global compensation of the managers for the 2023 fiscal year is equivalent to the global compensation of the managers approved at the Company's Annual and Extraordinary Meeting held on April 19, 2022.		
Notes: [1] Amount regarding the Retention Program.		
Fiscal Council 5 members of the board and 5 alternates[1]		
(BRL in thousands)		
Discrimination	2023	2022
Fees	1,115	1,115
Others		
(Net) total	1,115	1,115
Notes: [1] The alternate members of the Fiscal Council receive no remuneration for their functions.		

2. Amounts effectively realized in 2022 versus proposed amounts in 2022

Officers 6 Statutory Officers[1]	Board of Directors 11 members of the board and 11 alternates	
(BRL in thousands)		
Discrimination	2022 Budgeted	2022 Realized
Total	84,397	59,494
The amount realized in 2022 was significantly lower than the proposed amount due to the Company's results in the 2022 fiscal year, which impact the variable compensation of the Executive Office.		
Notes: [1]The budgeted amount for the proposed annual global compensation of management for the 2022 fiscal year considered 7 positions in the Statutory Office, while the actual amount for the annual global compensation of management in the 2022 fiscal year reflects the 6 acting members of the Statutory Office.		

Fiscal Council 5 members of the board and 5 alternates		
(BRL in thousands)		
Discrimination	**2022 Budgeted**	**2022 Realized**
Total	1,115	**1,032**
The Realized value is in line with the Budget, slightly below due to the non-use of the contingency budget.		

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT IV

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 26, 2023

Proposal for the compensation of managers, pursuant to information contained in item 8 of the Reference Form, on the terms of article 13, item II, of CVM Resolution 81.

8. Managers' Compensation

8.1. Describe the policy or practice adopted for compensation of the board of directors, officers appointed by the bylaws and other officers, fiscal council, committees provided for in the bylaws and audit, risk, financial and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites where the document can be found

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its managers based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice also allows strengthening the alignment of the shareholders' interests with those of the Officers appointed by the bylaws in obtaining and exceeding the short- and long-term results.

The Compensation Policy is formally approved by the Board of Directors.

b. practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the executive office, indicating:

> **i. the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate**
>
> **ii. criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies**
>
> **iii. how often and in which manner the board of directors evaluates the adequacy of the compensation policy of the issuer**

The proposals for Global Compensation of the Managers and the Fiscal Council are based on market studies, and are submitted to analysis by the Personnel and Organization Committee ("<u>CPO</u>") of the Board of Directors prior to the submission to approval at an Annual General Meeting ("<u>AGM</u>"). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Managers, which is subsequently approved at a meeting of

the Board of Directors. The proposal for individualization of the Compensation of the Managers is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as of the Statutory Officers. The frequency of the studies for updating and comparing the market occurs on an annual basis.

c. breakdown of the compensation, stating:

i. a description of the elements that form the compensation, including, in relation to each of them:

- **their goals and alignment to short, medium, and long-term interests of the issuer**
- **their proportion in the global compensation of the 3 last fiscal years**
- **the calculation and adjustment methodology**
- **the main performance indicators taken into account, including, if applicable, ESG-related indicators**

The **objectives of the compensation elements**, the **calculation and adjustment methodology**, as well as the **main performance indicators** (when applicable) are presented below:

Board of Directors

In order to reward them for the duties and responsibilities pertaining to the position held and in accordance with market practices, the effective members of the Board of Directors are compensated in a competitive manner, with fixed fees (monthly as pro-labore) based on annual market surveys (through comparison to a peer group of companies, which have similar sizes and good practices as to policies and governance). Variable compensation (short and long term) and benefits for the exercise of the position of member of the Board of Directors are not adopted, except for any compensation that the effective and alternate members may receive for participation in Committees, which is also fixed (monthly). This practice is evaluated annually by the CPO, by the Board of Directors and the global amount proposed is approved at the AGM.

The compensation strategy for the effective members of the Board of Directors is to position the monthly fixed fees competitively in relation to benchmark market practices. This strategy will always seek alignment with the evolution of Braskem's Governance.

Board of Directors' Advisory Committees

For greater clarity regarding the objectives of the compensation elements and the calculation and adjustment methodology, we present below the Board of Directors' Advisory Committees and how they are organized:

- Currently, the Company has one (1) committee appointed by the Bylaws, the Statutory Compliance and Audit Committee ("CCAE"), pursuant to CVM Resolution No. 23/21, the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission - SEC. The CCAE is a permanent advisory body of the Board of Directors, consisting of five (5) members, elected by the Board of Directors, of which three (3) are independent members of the Board of Directors in accordance with the Company's policies; and two (2) are members from outside the Company, as further detailed below. The two (2) members that are not part of the Board of Directors are chosen by the Board of Directors

from the list submitted by the Chairman of the Board of Directors, prepared by a specialized company with proven experience, and appointment by the shareholders is not allowed.

The Company has three (3) Board of Directors' Advisory Committees (not appointed by the Bylaws), namely:

- Finance and Investment Committee;
- Personnel and Organization Committee; and
- Strategy & Communication Committee and ESG.

Such committees not appointed by the Bylaws consist of the permanent and alternate members of the Company's Board of Directors, and the Chairman of the Board of Directors shall appoint the Board Members to compose each of the Committees and the designate the Coordinating Board Member, taking into account the experience and skills of each Board Member, vis a vis the attributions of each Committee. Each Committee will have at least three (3) and at most five (5) full members, with one member designated as the Coordinator. The terms of office of the Board Members in the Committees coincide with their terms on the Board of Directors, and re-election is permitted, provided that the members are reelected to their positions on the Board of Directors.

To reward them for the duties and responsibilities pertaining to the position held and in accordance with market practices, the members of the Committees are remunerated in a competitive manner, with fixed fees (monthly as pro-labore) based on annual market surveys (by means of comparison with a peer group of companies, which have similar sizes and good practices as to policies and governance). The Company differentiates the monthly fees of the members of the Committees according to the responsibilities and participation in each Committee, recognizing and reflecting the demand of time, responsibilities and complexity inherent to the position held. Members of Committees that are not members of the Board of Directors will receive the fixed monthly compensation for acting and/or coordinating a Committee. The differentiation of fees observes the same rule mentioned above. The effective and alternate members of the Board of Directors who are part of the Company's Committees receive an additional monthly fixed compensation for acting and/or coordinating a Committee. Variable compensation (short and long term) and benefits are not adopted. This practice is evaluated annually by the CPO, by the Board of Directors and the global amount proposed is approved at the AGM.

The compensation strategy for the Board of Directors' Advisory Committees is to position the monthly fixed fees competitively in relation to benchmark market practices. This strategy will always seek alignment with the evolution of Braskem's Governance.

<u>Statutory Officers and other Officers</u>

The members of the officers appointed by the bylaws and other officers have a competitive compensation strategy, formed by the monthly compensation, short- and long-term incentives and benefits. All compensation positioning takes into consideration the annual benchmark market in all locations where

Braskem is present and compared to a peer group of companies, which have similar sizes and good practices regarding policies and governance:

- In the monthly compensation, the individual contribution and performance of each member of the Executive Office is assessed, its position in the compensation band and the need to make any adjustments to the monthly compensation is assessed;

- In the variable compensation, the short-term incentive is proposed according to the challenge of each member and the individual performance is evaluated (through the fulfillment of individual goals) and Braskem's operational and economic performance (EBITDA). The individual goals include ESG indicators such as, for example, investments in circular economy, marketing of recycled resins, CO2 emission reduction, action plans for the management of socio-environmental risks, etc. Under the terms of the LTI Plan approved at the Company's Extraordinary General Meeting held on March 21, 2018, the Board of Directors is responsible for annually approving its programs, the list of eligible people and the amount of shares to be delivered (matching) in these programs, according to specific criteria provided for in the LTI Plan. In this sense, the members of the Company's Statutory and Non-Statutory Office are beneficiaries of the ongoing programs approved under the LTI Plan (2020, 2021 and 2022 Programs) and will receive the number of shares (matching) already defined by the Board of Directors for each of these programs.

- The benefits offered by the Company to all officers are the same, such as: medical and dental assistance, meal vouchers, life insurance and private pension scheme.

- The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and exceed the results to be achieved.

The compensation of the Statutory Office is analyzed annually by the CPO, the Board of Directors and the proposed global amount is approved at the AGM.

Fiscal Council

The permanent members of the Fiscal Council are compensated by means of fixed monthly fees, according to market research, meeting the minimum limit provided for in paragraph 3 of article 162 of the Brazilian Corporations Law, with the purpose of rewarding the board members for the attributions and responsibilities pertinent to the position held and in accordance with market practices and legal provision. The alternate members of the Fiscal Council receive no remuneration for their functions.

There is no variable compensation (short or long term) and benefits for members of the Fiscal Council.

The proportion of each element in the total compensation of each management body of the Company regarding the last three fiscal years is below:

Thus, presented the details above, the **alignment of the compensation elements to the interests of shareholders** occurs to the extent that they are (i) equitable (remunerate proportionately according to

skills, professional training and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business). The fulfillment of short, medium and long-term goals generates results for the company, thus adding value to it. In return, the Company distributes these results in the form of short- and long-term variable compensation. This cycle causes the Company to grow and develop to seek its perpetuity.

The **proportion of each element in the total compensation** was as follows in the last three fiscal years:

	% in relation to the total compensation - 2022			
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory Officers/Other Officers	37.0%	60.1%	2.9%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

	% in relation to the total compensation - 2021			
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory Officers/Other Officers	21.9%	75.6%	2.5%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

	% in relation to the total compensation - 2020			
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory Officers/Other Officers	24.8%	72.1%	3.1%	100%
Fiscal Council	100%	0%	0%	100%

ii. reasons that justify the composition of the compensation

Board of Directors

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company Business, without, however, any involvement with its execution.

Board of Directors' Advisory Committees

In the same way, it is understood that the Board of Directors' Advisory Committees should be entitled only to fixed remuneration in recognition of their function, without, however, being involved with its execution.

Statutory Officer and Non-Statutory Office

The compensation of the Statutory Office and Non-Statutory Office is in line with the market practices of the peer group (companies of equivalent size and with good practices in terms of policies and governance). The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

Fiscal Council

The composition of the compensation of the Fiscal Council is in line with market practices and with the provisions of paragraph 3 of article 162 of the Brazilian Corporations Law, which establishes the minimum legal compensation.

iii. the existence of members not compensated by the issuer and the reason for such fact

Alternate members of the Board of Directors and alternate members of the Fiscal Council do not receive monthly fixed fees. However, the alternate members of the Board of Directors who are members of the Board Advisory Committees are compensated for this.

d. the existence of compensation borne by subsidiaries, direct or indirect controlled companies, or controlling shareholders

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

e. existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

Currently, as an instrument to retain key people, a reduced number of Members is entitled to a "Retention Bonus", the payment of which is subject to certain conditions and requirements, linked to the occurrence of specific corporate events, including the change in control of the Company, as approved by the Board of Directors at a meeting held on 06/29/2021 and 12/14/2022.

8.2. In relation to the compensation recognized in the results of the last three fiscal years and that foreseen for the current fiscal year for the board of directors, the statutory office, and the fiscal council, draw up a table with the following content:

Total compensation estimated for the current Fiscal Year ending on 01/01/2023 - Annual Amounts				
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11.00	7.00	5.00	23.00
No. of paid members	11.00	7.00	5.00	23.00
Fixed annual compensation				
Salary or Pro labore	9,847,200.00	13,703,423.25	1,062,000.00	24,612,623.25
Direct and indirect benefits	N/A	478,251.92	N/A	478,251.92
Participation in Committees(*)	3,684,000.00	N/A	N/A	3,684,000.00
Others	1,828,851.60	2,680,000.00	52,900.00	4,561,751.60
Description of other fixed compensations	Contingency	Contingency	Contingency	Contingency
Variable compensation				
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	26,750,000.00	N/A	26,750,000.00
Compensation for participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	10,140,000.00	N/A	10,140,000.00
Description of other variable compensations	N/A	Amount regarding the Retention Program	N/A	Amount regarding the Retention Program
Post-employment	N/A	1,198,178.51	N/A	1,198,178.51
Cessation of position	N/A	N/A	N/A	N/A
Based on shares, including options	N/A	12,840,000.00	N/A	12,840,000.00
Note	N/A	N/A	N/A	N/A
Total compensation	15,360,051.60	67,789,853.68	1,114,900.00	84,264,805.28

(*) This amount does not include the compensation of the alternate members of the Board of Directors who hold positions in committees, nor the compensation of the external members of the Statutory Audit and Compliance Committee, both mentioned in item 8.20.

Total compensation for the Fiscal Year ended on December 31, 2022 - Annual Amounts				
	Board of Directors	**Statutory Office**	**Fiscal Council**	**Total**
Total number of members	11.00	6.00	5.00	22.00
No. of paid members	10.00	6.00	5.00	21.00
Fixed annual compensation				
Salary or Pro labore	9,116,200.00	16,555,641.65	1,032,000.00	26,703,841.65
Direct and indirect benefits	N/A	909,397.73	N/A	909,397.73
Participation in Committees (*)	2,942,433.33	N/A	N/A	2,942,433.33
Others	N/A	N/A	N/A	N/A
Description of other fixed compensations	N/A	N/A	N/A	N/A
Variable compensation				
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	14,325,773.35	N/A	14,325,773.35
Compensation for participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	N/A	453,714.56	N/A	453,714.56
Cessation of position	N/A	N/A	N/A	N/A

Based on shares, including options	N/A	15,191,262.36	N/A	15,191,262.36
Note	N/A	N/A	N/A	N/A
Total compensation	12,058,633.35	47,435,789.65	1,032,000.00	60,526,422.98

(*) This amount does not include the compensation of the alternate members of the Board of Directors who hold positions in committees, nor the compensation of the external members of the Statutory Audit and Compliance Committee, both mentioned in item 8.20.

Total compensation for the Fiscal Year ended on December 31, 2021 - Annual Amounts				
	Board of Directors	**Statutory Office**	**Fiscal Council**	**Total**
Total number of members	11.00	6.00	5.00	22.00
No. of paid members	10.00	6.00	5.00	21.00
Fixed annual compensation				
Salary or Pro labore	9,026,716.67	11,773,453.20	958,000.00	21,758,169.87
Direct and indirect benefits	0.00	275,376.49	0.00	275,376.49
Participation in Committees (*)	2,581,767.33	0.00	0.00	2,581,767.33
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	N/A	N/A	N/A	N/A
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	38,650,092.87	0.00	38,650,092.87
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	3,432,816.10	0.00	3,432,816.10

Description of other variable compensations	Not applicable.	Amount regarding the Retention Program.	Not applicable.	Amount regarding the Retention Program.
Post-employment	0.00	975,483.94	0.00	975,483.94
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	7,144,816.10	0.00	7,144,816.10
Note				
Total compensation	11,608,484.00	62,252,038.70	958,000.00	74,818,522.70

(*) This amount does not include the compensation of the alternate members of the Board of Directors who hold positions in committees, nor the compensation of the external members of the Statutory Audit and Compliance Committee, both mentioned in item 8.20.

Total compensation for the Fiscal Year ended on December 31, 2020 - Annual Amounts				
	Board of Directors	**Statutory Office**	**Fiscal Council**	**Total**
Total number of members	11.00	7.00	5.00	23.00
No. of paid members	10.00	6.83	5.00	21.83
Fixed annual compensation				
Salary or Pro labore	8,560,000.00	11,954,724.50	927,040.00	21,441,764.50
Direct and indirect benefits	0.00	683,484.13	0.00	683,484.13
Participation in Committees (*)	1,971,334.01	0.00	0.00	1,971,334.01
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	Not applicable	Not applicable	Not applicable	Not applicable
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	24,220,822.32	0.00	24,220,822.32
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00

Others	0.00	0.00	0.00	0.00
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	0.00	580,526.85	0.00	580,526.85
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	7,007,992.82	0.00	7,007,992.82
Note	N/A	N/A	N/A	N/A
Total compensation	10,531,334.01	44,447,550.62	927,040.00	55,905,924.63

(*) This amount does not include the compensation of the alternate members of the Board of Directors who hold positions in committees, as set forth in item 8.20. In 2020 the Statutory Compliance and Audit Committee was not yet instated.

8.3. In relation to the variable compensation of the last three fiscal years and that foreseen for the current fiscal year for the board of directors, the statutory office, and the fiscal council, draw up a table with the following content:

Variable compensation set forth for the current fiscal year (January 1, 2023)				
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members [1]	11.00	7.00	5.00	23.00
Number of paid members [2]	0.00	7.00	0.00	7.00
Bonus				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A
Profit sharing				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	No maximum value	N/A	No maximum value
Amount set forth in the compensation plan, if the goals are achieved	N/A	26,750,000.00	N/A	26,750,000.00

Variable compensation of the fiscal year ending on December 31, 2022				
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11	6	5	22
No. of paid members	0	6	0	6

Bonus				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the result	N/A	N/A	N/A	N/A
Profit sharing				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals are achieved	N/A	27,937,500.00	N/A	27,937,500.00
Amount effectively recognized in the result	N/A	14,325,773.35	N/A	14,325,773.35

Variable compensation of the fiscal year ending on December 31, 2021				
	Board of Directors	**Statutory Office**	**Fiscal Council**	**Total**
Total number of members	11	6	5	22
No. of paid members	0	6	0	6
Bonus				

Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the result	N/A	N/A	N/A	N/A
Profit sharing				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals are achieved	N/A	26,250,000.00	N/A	26,250,000.00
Amount effectively recognized in the result	N/A	38,650,092.87	N/A	38,650,092.87

Variable compensation of the fiscal year ending on December 31, 2020				
	Board of Directors	**Statutory Office**	**Fiscal Council**	**Total**
Total number of members	11.00	7.00	5.00	23.00
No. of paid members	0.00	6.83	0.00	6.83
Bonus				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A

Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the result	N/A	N/A	N/A	N/A
Profit sharing				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,498,521.00	N/A	25,498,521.00
Amount set forth in the compensation plan, if the goals are achieved	N/A	20,398,817.00	N/A	20,398,817.00
Amount effectively recognized in the result	N/A	23,620,822.32	N/A	23,620,822.32

8.4. Regarding the stock-based compensation plan of the board of directors and statutory officers in effect in the last fiscal year and expected for the current fiscal year, please describe:

The Company's Restricted Stock Grant Plan ("Plan") was approved at the Extraordinary General Meeting held on March 21, 2018, contemplating, among other members, the Statutory Officers. The Plan was effective from the date of its approval by the Meeting and ends five (5) years after that date, in 2022. Within the scope of the Plan, however, there are programs approved during its term that are still in progress and actions yet to be delivered to the Participants, as detailed in items 8.9 and 8.10 below.

The Plan can be found on the CVM website (http://www.cvm.gov.br) and on the Company's Investor Relations page (www.braskem-ri.com.br/).

The Company does not have an equity-based compensation plan for members of the Board of Directors.

a. general terms and conditions

Natural persons who work for and are part of the Company or its controlled companies, including but not limited to Officers, may be nominated to participate in the Plan. The Board of Directors has defined, among such members, the participants of each annual restricted stock grant program (respectively "Eligible Persons" and "Program").

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as "Participants".

The award of the Restricted Shares ("Consideration") shall be conditioned to the voluntary investment of the Participants' own funds to acquire owned shares ("Owned Shares"), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive.

The Plan's goal was to award, for each one (1) Owned Share, two (2) Restricted Shares. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (1) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number shall be defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (3) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement ("Waiting Period") and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period.

b. the date of approval and the body responsible for it

The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on March 21, 2018.

c. the maximum number of shares covered

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on this date, corresponds to eleven million nine hundred and fifty-eight thousand eight hundred and sixty-five (11,958,865) shares of a total of seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604) shares.

d. the maximum number of options to be granted

Not applicable, since share options shall not be awarded as a result of the Plan model.

e. the conditions for acquisition of shares

The Consideration shall be conditioned to the voluntary investment of the Participants' own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period.

f. the criteria to determine the purchase price or exercise

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restricted Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

g. the acquisition or exercise term criteria

The Waiting Period shall be three (3) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

h. the form of liquidation

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

i. any restrictions on the transfer of shares

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period.

j. the criteria and events that, if verified, will entail the suspension, change, or extinction of the plan

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company's capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (6) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this Clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws.

Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

k. the effects of the withdrawal of the manager from the issuer's bodies on his rights provided for in the share-based compensation plan

In case of Termination of the Participant (i) due to a dismissal with cause or removal from his or her position due to a violation to the duties and responsibilities of an administrator, (ii) upon request from the Participant (including resignation or withdrawal from the position of administrator), or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or (iii) transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company's corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied.

8.5. Regarding the shares-based compensation under the form of shares options recognized in the results of the last 3 fiscal years and that estimated for the current fiscal year of the board of directors and the statutory office, prepare a table with the following content:

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.6. Regarding each share option granted in the last 3 fiscal years and that estimated for the current fiscal year, of the board of directors and the statutory office, prepare a table with the following content:

a. body

b. total number of members

c. number of compensated members

d. date the share was awarded

e. number of options awarded

f. term required to exercise the options

g. maximum term to exercise the options

h. lock-up period for transfer of shares received due to the exercise of the options

i. fair option value on the date of award

j. multiplication of the number of shares awarded by the fair value of the options on the date of award

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.7. In relation to the outstanding options of the board of directors and statutory office at the end of the last fiscal year, prepare a table with the following content:

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.8. Regarding the exercised options related to the share-based compensation of the board of directors and of the statutory office over the last 3 fiscal years, prepare a table with the following content:

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.9. Regarding share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last three fiscal years and the compensation forecast for the current fiscal year, for the board of directors and statutory office, prepare a table with the following content:

See the chart below that addresses questions 8.9 and 8.10.

8.10. In relation to each share award made in the last 3 fiscal years and expected for the current fiscal year, from the board of directors and statutory office, draw up a table with the following content:

Charts below that address questions 8.9 and 8.10.

Fiscal year	2022
Body	Statutory Officers
Total number of members	6.00
Total number of compensated members	6.00

Programs	2022 Program
Total Number of Awarded Shares	184,820
Total Number of Shares Not Yet Exercisable	184,820
Award date	05/17/2022
Date on which they will become exercisable (end of the waiting period)	05/17/2025
Maximum period for the delivery of shares	60 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares	No Lockup.
Total Amount of Shares Transferred	0
Total Number of Shares forfeited	0
Potential dilution in case of award of all shares to beneficiaries	< 1.5%
Fair value of shares on the date of award	BRL 44.15
Multiplication of the number of shares awarded by the fair value of the shares on the award date	BRL 8,159,803.00

Fiscal year	2021
Body	Statutory Officers
Total number of members	6.00
Total number of compensated members	6.00
Programs	2021 Program
Total Number of Awarded Shares	198,400
Total Number of Shares Not Yet Exercisable	198,400
Award date	05/10/2021

Date on which they will become exercisable (end of the waiting period)	05/10/2024
Maximum period for the delivery of shares	60 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares	No Lockup.
Total Amount of Shares Transferred	0
Total Number of Shares forfeited	0
Potential dilution in case of award of all shares to beneficiaries	< 1.5%
Fair value of shares on the date of award	BRL 51.39
Multiplication of the number of shares awarded by the fair value of the shares on the award date	BRL 10,195,776.00

Fiscal year	**2020**
Body	**Statutory Officers**
Total number of members	6.00
Total number of compensated members	6.00
Programs	**2020 Program**
Total Number of Awarded Shares	372,161
Total Number of Shares Not Yet Exercisable	343,686
Award date	04/01/2020
Date on which they will become exercisable (end of the waiting period)	04/01/2023
Maximum period for the delivery of shares	60 days after the end of the waiting period (3 years)

Term of restriction on transfer of shares	• No Lockup. • There is a restriction on the delivery of shares during the period of prohibition on trading shares or securities issued by the Company on the Stock Exchanges. During this period, the Related Persons and Members are prevented from trading Securities issued by the Company. This period complies with CVM Resolution 44/21, as well as with Braskem's Policy for Disclosing Information and Trading Securities, whose obligations also extend to its subsidiaries.
Total Amount of Shares Transferred	2,373
Total Number of Shares forfeited	26,102
Potential dilution in case of award of all shares to beneficiaries	< 1.5%
Fair value of shares on the date of award	BRL 16.27
Multiplication of the number of shares awarded by the fair value of the shares on the award date	BRL 6,055,059.47

8.11. Regarding the shares delivered in relation to the share-based compensation of the board of directors and of the statutory office over the last 3 fiscal years, prepare a table with the following content:

- Actions delivered in the 2022 fiscal year (2019 Program)

	Board of Directors	Statutory Officers
No. of members	11	6
Total number of compensated members	0	6
Number of Shares	N/A	51,729
Weighted average acquisition price	N/A	BRL 0.00 [1]
Weighted average market price of the shares purchased	N/A	BRL 42.53
Multiplication of the total number of shares by the difference between the weighted average purchase price and the	N/A	BRL 2,200,034

weighted average market price of the shares purchased		

[1] Whereas: (i) the item requests information on "shares delivered" under the Plan; and (ii) the Company's LTI Plan approved in 2018 adopts the "matching shares" model, in which the participant uses his own financial resources (derived from his short-term incentive) to acquire owned shares and, at the end of the waiting period of each program, once the conditions of the Plan are met, restricted shares are transferred by the Company to the Participant by way of matching, there is no weighted average acquisition price for these shares delivered by the Company to the Participant.

- Actions delivered in the 2021 fiscal year (2018 Program)

	Board of Directors	Statutory Officers
No. of members	11	6
Total number of compensated members	0	6
Number of Shares	N/A	190,410
Weighted average acquisition price	N/A	BRL 0.00 [1]
Weighted average market price of the shares purchased	N/A	BRL 46.76
Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased	N/A	BRL 8,903,572

[1] Whereas: (i) the item requests information on "shares delivered" under the Plan; and (ii) the Company's LTI Plan approved in 2018 adopts the "matching shares" model, in which the participant uses his own financial resources (derived from his short-term incentive) to acquire owned shares and, at the end of the waiting period of each program, once the conditions of the Plan are met, restricted shares are transferred by the Company to the Participant by way of matching, there is no weighted average acquisition price for these shares delivered by the Company to the Participant.

In the 2020 fiscal year, no shares were delivered since the Plan was implemented in 2018 and therefore the waiting period was still ongoing.

8.12. Summary description of the information required to understand the data stated in items 8.5 through 8.11, such as an explanation of the share and option pricing method, stating at least:

a. the pricing model

As indicated in item 8.4 (f), the reference price of the Restricted Shares that the Company will award will be the quoted market value of the Restricted Shares (as defined in the Plan) in the location of each Participant on the second business day immediately preceding the respective transfer of the Restricted Shares, or, if there is no trading of Restricted Shares in the location of the Participant, will be the quoted market value of such Restricted Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately preceding the respective payment date, converted to the currency of the Participant's location

b. the data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends, and the risk-free interest rate

Not applicable, since the Company has no share option plan.

c. the method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the Company has no share option plan.

d. method of determination of the expected volatility

Not applicable, since the Company has no share option plan

e. if any other characteristic of the option were incorporated into the calculation of its fair value

Not applicable, since the Company has no share option plan.

8.13. Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, subsidiaries, or companies under common control, held by members of the board of directors, statutory office, or fiscal council, grouped by body:

12/31/2022*						
Company	**Category**	**Board of Directors**	**Executive Office**	**Fiscal Council**	**Technical or Advisory Bodies**	**Total**
	Issuer					
Braskem S.A.	Common Shares	898	0	0	0	898
	Preferred Shares – Class A	0	364,860	100	5,300	370,260
	Preferred Shares – Class B	0	0	0	0	0

*The shareholding positions of Officers who also hold positions at the Company's Board of Directors have been recorded only in the "Executive Office" column, in line with the reporting done for purposes of article 11 of CVM Resolution No. 44 of August 13, 2021.

	On 12/31/2021*					
Company	**Category**	**Board of Directors**	**Executive Office**	**Fiscal Council**	**Technical or Advisory Bodies**	**Total**
	Issuer					
Braskem S.A.	Common Shares	1,560	0	0	0	1,560
	Preferred Shares – Class A	0	245,148	1,100	5,300	251,548
	Preferred Shares – Class B	0	0	0	0	0

*The shareholding positions of Officers who also hold positions at the Company's Board of Directors have been recorded only in the "Executive Office" column, in line with the reporting done for purposes of article 11 of CVM Resolution No. 44 of August 13, 2021.

On 12/31/2020*					
Company	Category	Board of Directors	Executive Office	Fiscal Council	Total
Issuer					
Braskem S.A.	Common Shares	722	0	0	722
	Preferred Shares – Class A	0	201,065	1,100	202,165
	Preferred Shares – Class B	0	0	0	0

*The shareholding positions of Officers who also hold positions at the Company's Board of Directors have been recorded only in the "Executive Office" column, in line with the reporting done for purposes of article 11 of CVM Resolution No. 44 of August 13, 2021.

8.14. Regarding the pension plans in effect granted to the members of the board of directors and statutory officers, provide the following information in a chart:

	Board of Directors	Statutory Officers
No. of members	11	6
Total number of compensated members	0	6
Name of the plan	N/A	Vexty Plan
Number of managers who qualify for retirement	N/A	6
Conditions for early retirement	N/A	*After the termination of the employment relationship, direction or mandate with the Sponsor, the Participant is allowed, depending on his life and career plan, to anticipate the request for his benefit at any age lower than seventy (70) years old.*
Updated value of the contributions accumulated in the pension plan up to the closing of the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 8,269,692.35 *(updated balance, referring to the portion of the counterparts since joining the plan until 12/2022)*
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the managers	N/A	BRL 1,059,093.24
If there is the possibility of early redemption and what the conditions are	N/A	None. Redemption is possible only after termination of employment, management or term of office with the Sponsor

8.15. Prepare a chart itemizing, for the latest three fiscal years and as regards the board of directors, statutory office and fiscal council:

	Statutory Officers			Board of Directors			Fiscal Council		
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
No. of members	6.00	6.00	7.00	11.00	11.00	11.00	5.00	5.00	5.00
No. of paid members	6.00	6.00	6.83	10.00	10.00	10.00	5.00	5.00	5.00
Highest individual compensation value (Reais)	22,831,950.37(*)	24,038,264.67	14,542,407.11	2,504,533.33	2,163,200.00	2,100,000.00	206,400.00	191,600.00	186,000.00
Lowest individual compensation value(Reais)	2,899,454.63	4,159,763.25	5,714,741.63	894,000.00	680,000.00	660,000.00	206,400.00	191,600.00	186,000.00
Average individual compensation value(Reais)	7,905,964.94	10,375,339.78	6,504,519.60	1,205,863.33	902,671.67	1,053,133.40	206,400.00	191,600.00	185,408.00

(*) The amount of the highest individual compensation of the Statutory Office in 2022 contemplates a non-recurring event referring to the recognition of the amounts related to the termination of the contract of Mr. Roberto Simões, who held the position of CEO until December 31, 2022.

8.16. Describe contract arrangements, insurance policies, or other instruments containing mechanisms for compensation or indemnification of managers in case of dismissal or retirement, stating the financial consequences for the issuer

The Company does not have mechanisms for compensating or indemnifying management in the event of removal from office or retirement, with the exception of rights related to the Long-Term Incentive Program, applicable to officers and other members who are eligible under the rules of the Plan in force.

The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by Tokio Marine Seguradora, with coverage valid until December 17, 2023. The policy has a worldwide coverage, and the policy net premium in force was USD 6.991 thousand.

Pursuant to the policy, the managers shall be indemnified for damage (including defense costs) resulting from third-party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct or any other specific exclusion/limitation provided in the policy).

In addition to the D&O Insurance described above, the Company is authorized to enter into indemnity commitment with certain Beneficiaries, as defined in the Policy for Managers and Members, including its managers and former managers. The Policy for Managers and Members was approved by the Board of Directors on 11/08/2017 and updated pursuant to certain provisions of CVM Guidance Opinion No. 38 on 02/14/2019, on 03/18/2019, on 10/21/2019 and on 12/12/2019 ("Indemnity Policy") which is available on the Company's (www.braskem-ri.com.br) and CVM's (www.cvm.gov.br) websites.

8.17. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the issuer's result referring to members of the board of directors, statutory office or the fiscal council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules that address this matter

Fiscal year ended on	Board of Directors	Fiscal Council	Statutory Office
2023	32.76%	0.00%	0.00%
2022	37.23%	0.00%	0.00%
2021	37.41%	0.00%	0.00%
2020	44.09%	0.00%	0.00%

8.18. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer's income statement as compensation of members of the board of directors, statutory office or fiscal council, grouped by body, for any reason other than their position, such as commissions and consulting or advisory services provided

In the last three fiscal years, no amounts have been recognized within the Company's results as compensation of managers and members of the Fiscal Council received for any reason other than the position they occupy in the Company.

8.19. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of direct or indirect parent companies, companies under common control, and the issuer's subsidiaries, as remuneration of members of the issuer's board of directors, statutory office or fiscal council, grouped by body, specifying on what basis these amounts were attributed to these individuals

Not applicable, in the last three fiscal years no compensation of the managers and members of the Fiscal Council of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Companies, either for the exercise of their managerial duties or for any other reason.

8.20. Provide other information the issuer deems relevant

Total Compensation for the Current Fiscal Year 01/01/2023 - Annual Values

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates.

	Alternates + External Members of the CCAE	Total
Total number of members	4	4
No. of paid members	4	4
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	1,248,000.00	1,248,000.00
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,248,000.00	1,248,000.00

Total compensation for the Fiscal Year ended on December 31, 2022 - Annual Amounts

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory

Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	5	5
No. of paid members	5	5
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	1,507,233.33	1,507,233.33
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,507,233.33	1,507,233.33

Total compensation for the Fiscal Year ended on December 31, 2021 - Annual Amounts

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total

Total number of members	3	3
No. of paid members	3	3
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	649,333	649,333
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	649,333	649,333

Total compensation for the Fiscal Year ended on December 31, 2020 - Annual Amounts

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors.

	Alternates	Total
Total number of members	4	4
No. of paid members	3.33	3.33
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	402,000	402,000

Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	402,000	402,000